OLD MUTUAL

Old Mutual plc
3rd Floor, Lansdowne House, 57 Berkeley Square, London W1J 6ER
Tel: +44 (0)20 7569 0100 Fax: +44 (0)20 7569 0200 www.oldmutual.com

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

2 September 2003

Attention: Special Counsel/Office of International Corporate Finance

Dear Sirs

Old Mutual plc – File No. 82-4974

In accordance with the exemption of Old Mutual plc ("OM plc") pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934 under the above file reference number, I am enclosing herewith copies of the following material press releases or other material public documents issued by OM plc or its subsidiaries since our letter to the SEC dated 8 July 2003:

- Announcement by OM plc dated 28 July 2003 of results of the member firms of its U.S. asset management group for the second quarter of 2003;
- Announcement dated 28 July 2003 by Mutual & Federal Insurance Company Limited, the South African general insurance group in which OM plc has a 51% holding, of its financial results for the half year ended 30 June 2003;
- Announcement by OM plc dated 28 July 2003 of the retirement of Mr Murray Stuart, a non-executive Director, from its Board upon reaching the age of seventy;
- Announcement dated 29 July 2003 by Nedcor Limited, the 53%-owned banking subsidiary of OM plc, of its interim results for the six months ended 30 June 2003;
- Interim results of OM plc for the six months ended 30 June 2003; and
- Release by OM plc dated 7 August 2003 relating to the declaration of an interim dividend of 1.7p per share for the six months to 30 June 2003, to be paid on 28 November 2003.

Yours faithfully

M C Murray
Group Company Secretary
Old Mutual plc

dlw 9/16

Old Mutual Asset Management Reports Results for the Second Quarter of 2003

BOSTON--July 28, 2003--Old Mutual Asset Management, the U.S. asset management group of Old Mutual plc (LSE: OML), today announced results for its member firms for the second quarter of 2003. Assets under management for the group increased by 12.0% overall, with investment performance accounting for 10.8% of the gain and the remainder attributed to combined net inflows of client assets of $1.4 billion, or 1.2% of March 31 assets of $121.5 billion. As of June 30, 2003, Old Mutual Asset Management member firms managed a total of $136.1 billion.

"The benefits of our diversified structure are most evident when markets experience a dramatic shift in sentiment, as we saw from the first to the second quarters this year," said Scott Powers, chief executive of Old Mutual Asset Management. "Our firms have succeeded by remaining committed to their investment disciplines and providing clients with the focused expertise and specific market exposure they require."

About Old Mutual Asset Management

The member firms of Old Mutual Asset Management provide high-quality, actively managed investment products in all major asset classes and investment styles, with each firm focusing on its own specialized area of expertise. More information on member firms, and their investment teams and strategies, is available from the group's Web site at www.oldmutualus.com. The group's parent is Old Mutual plc, an international financial services company based in London, with operations in asset management, life assurance, banking and general insurance. More information on Old Mutual is available at www.oldmutual.com.

Contact:
Media: Tucker Hewes, (212) 207-9451, tucker@hewescomm.com
Investors: James Poole, 44 (0)20 7569 0121, james.poole@omg.co.uk

# # #

Old Mutual Plc

Mutual & Federal Insurance Company Limited

Unaudited financial results for the half year ended 30 June 2003

Mutual & Federal Insurance Company Limited ("Mutual & Federal"), the South African general insurance group, in which Old Mutual plc ("Old Mutual") has a 51% holding, has today issued financial results for the half year ended 30 June 2003

The full text of the Mutual & Federal announcement is available on the JSE Securities Exchange News Service (SENS) and on the Old Mutual website, www.oldmutual.com. A paper copy of the full Mutual & Federal announcement is available from Investor Relations, Old Mutual Plc, 3rd Floor, 57 Berkeley Square, London W1J 6ER. The results have been drawn up in accordance with South African Generally Accepted Accounting Practice (GAAP) and will be consolidated in the accounts of Old Mutual in accordance with UK GAAP.

Old Mutual will release its interim results on 7 August 2003.

28 July 2003

ENQUIRIES:

Old Mutual, London — **Tel: +44 20 7569 0100**
James Poole

Old Mutual, South Africa — **Tel: +27 11 8815792**
Nad Pillay

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

Unaudited financial results for the half year ended 30 June 2003

INCOME STATEMENT	**30/6/03**	**30/6/02**	**Change**	**31/12/02**
	R'm	**R'm**	**%**	**R'm**
Gross premiums	3,010	2,642	14	5,603
Net underwriting surplus	111	51		116
Net investment (deficit)/income	(24)	66		(118)
Goodwill and retrenchment costs	(11)	(25)		(37)
Income/(loss) before taxation	**76**	**92**		**(39)**
Taxation	(68)	(29)		(65)
Income/(loss) after taxation	**8**	**63**		**(104)**
Minority shareholders/share of associates	(5)	3		(6)
Net income/(loss)	**3**	**66**		**(110)**

Earnings per share

(a) Headline earnings per share are calculated on net income adjusted for goodwill.

Determination of headline earnings			
Net income/(loss)	3	66	(110)
Goodwill	11	10	21
Headline earnings/(loss)	14	76	(89)
Headline earnings/(loss) per share (cents)	6	31	(37)

(b) Basic earnings per share are based on net income after goodwill and retrenchment costs.

Basic earnings per share			
Basic earnings/(loss) per share (cents)	1	27	(45)

Ordinary dividend per share (cents)	25	22	64
Combined ratio (%) (note 2)	95.9	97.7	97.6
Net asset value per share (cents)	1,157	1,312	1,209
Number of shares in issue (million)			
- at period end	244.1	242.2	242.9
- weighted average	243.6	242.5	242.8

BALANCE SHEET	**As at 30/6/03**	**As at 30/6/02**	**As at 31/12/02**
	R'm	**R'm**	**R'm**
Assets			
Non-current assets	2,829	3,915	3,016
Fixed assets	170	154	157
Investments at market value	2,370	3,479	2,595
Ordinary shares	1,985	3,055	2,199
Government stock	84	83	130
Other	301	341	266
Investment in associated companies	118	108	96
Goodwill	152	174	163
Deferred taxation	19	-	5
Reinsurers' share of technical provisions	860	570	733
Deferred acquisition costs	153	148	151
Current assets	2,759	1,945	2,491
Debtors / other	596	762	706
Cash and cash equivalents	2,163	1,183	1,785
Total assets	**6,601**	**6,578**	**6,391**
Equity and liabilities			
Capital and reserves	2,824	3,177	2,937
Interest of outside shareholders in subsidiaries	2	2	2
Non-current liabilities	171	343	244
Technical provisions	3,114	2,700	2,844
	42	45	54

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

Unaudited financial results for the half year ended 30 June 2003(continued)

STATEMENT OF CHANGES IN EQUITY R'm	Share capital	Contingency Reserve	Retained income	Total
Balance at 1 January 2003	124	423	2,390	2,937
Change in accounting policy (note 3)			(19)	(19)
Net income for the period			3	3
Transfer to contingency reserve		12	(12)	-
Dividends paid			(102)	(102)
Issue of share capital	5			5
Balance at 30 June 2003	129	435	2,260	2,824

CASH FLOW STATEMENT	30/6/03 R'm	30/6/02 R'm	31/12/02 R'm
Cash generated by operations	420	76	157
Investment income	184	112	304
Cash generated by operating activities	604	188	461
Taxation paid	(84)	(11)	(105)
Cash available from operating activities	520	177	356
Dividends paid	(102)	(87)	(140)
Cash retained from operating activities	418	90	216
Cash (utilised in)/generated by investing activities	(45)	175	648
Decrease in funding requirements	373	265	864
Cash effects of financing activities			
Proceeds from issue of shares	5	6	9
Increase in cash and cash equivalents	378	271	873

NOTES

1. Accounting policies

These financial results for the year have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice. The accounting policies applied in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002 with the exception of item 3 below. Certain comparative figures have been regrouped.

2. Combined ratio

This reflects the ratio of total insurance expenditure to net earned premiums.

3. Change in accounting policy

During the period the company changed its accounting policy with regard to the recognition and measurement of certain financial instruments in terms of AC 133. The cumulative effect of this change in policy amounted to a charge of R19million which has been adjusted against the opening balance of retained income in 2003.

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

Unaudited financial results for the half year ended 30 June 2003(continued)

COMMENTS

Increased emphasis on appropriate product pricing has resulted in a 14% growth in premiums. This has been accompanied by corrective action taken on risk selection which has resulted in a further improvement in the underwriting surplus. The General Insurance Result has accordingly increased from R142 million to R213 million.

Trading results during the period have been favourable with claim numbers remaining stable and in particular, an absense of severe weather-related losses. In addition, improved levels of crime awareness and a number of motor claim handling initiatives have assisted in controlling claims costs.

All of the portfolios have performed satisfactorily except for the fire account which continues to be adversely affected by an ongoing high incidence of commercial and industrial claims.

Interest income grew strongly during the period due to increased levels of funds on deposit and continued high interest rates. Dividend income declined as a result of lower levels of equity holdings during the period.

The net asset value per share reduced during the period following a decline in the value of listed equities whilst the solvency margin (being the ratio of net assets to net premiums) remains satisfactory and was in excess of 50% at 30 June 2003.

The Board is optimistic regarding prospects for the balance of the year but it must be noted that short-term insurance results fluctuate and the results for the first six months are not necessarily indicative of the outturn for the remainder of the year.

DECLARATION OF DIVIDEND (NUMBER 67)

An interim dividend of 25 cents per share has been declared payable to shareholders in respect of the six months to 30 June 2003.

In accordance with the trading requirements under the STRATE environment, the last day to trade to participate in the interim dividend will be Friday, 29 August 2003. The shares will commence trading ex-dividend on Monday, 1 September 2003, and the record date will be Friday, 5 September 2003. Payment will be made on Monday, 8 September 2003.

Share certificates may not be dematerialised or rematerialised between Monday, 1 September and Friday, 5 September 2003, both days inclusive.

On behalf of the Board

K T M Saggers (Chairman) **B Campbell** (Managing Director)

Registered Office: 19th Floor, Mutual & Federal Centre, 75 President Street, Johannesburg 2001
Transfer Secretaries: Computershare Limited, 70 Marshall Street, Johannesburg 2001
25 July 2003.

Website:	www.mf.co.za	ISIN:	ZAE000010823		
E-mail:	investor @mf.co.za	JSE share code:	MAF	NSX share code:	MTF

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

Unaudited financial results for the half year ended 30 June 2003(continued)

SUPPLEMENTARY INCOME STATEMENT (Reflecting long-term rate of return adjustment)	30/6/03 R'm	30/6/02 R'm	Change %	31/12/02 R'm
Technical account (note A)				
Gross premiums	3,010	2,642	14	5,603
Net premiums	2,666	2,337	14	4,886
Earned premiums net of reinsurance	2,678	2,256		4,806
Claims incurred net of reinsurance	(1,932)	(1,650)		(3,515)
Acquisition expenses	(416)	(359)		(767)
Management expenses	(219)	(196)		(408)
Net underwriting surplus	**111**	**51**		**116**
Investment return on insurance funds (note B)	*102*	*91*	*12*	*195*
General insurance result	213	142	50	311
Long-term investment return on shareholders' funds (note B)	*190*	*185*		*387*
Operating income based on long-term investment return	403	327	23	698
Non-technical account (note A)				
Short-term investment fluctuations	(316)	(210)		(700)
Dividends, interest and property income	184	112		306
Realised surplus/(deficit) on investments	1	(17)		313
Unrealised deficit on investments	(209)	(29)		(737)
Allocated investment return transferred to technical account (note B)	*(292)*	*(276)*		*(582)*
Retrenchment costs	0	(15)		(16)
Goodwill	(11)	(10)		(21)
Income/(loss) before taxation	**76**	**92**		**(39)**
Taxation (including secondary tax on companies)	(68)	(29)		(65)
Income/(loss) after taxation	**8**	**63**		**(104)**
Minority shareholders/share of associates	(5)	3		(6)
Net income/(loss)	**3**	**66**		**(110)**

Operating earnings per share

Operating earnings per share are calculated on net income adjusted for goodwill, retrenchment costs and short-term investment fluctuations net of taxation.

Determination of operating earnings	30/6/03	30/6/02	Change %	31/12/02
Net income/(loss)	3	66		(110)
Goodwill	11	10		21
Retrenchment costs	0	15		16
Short-term investment fluctuations	316	210		700
Taxation effect of short-term investment fluctuations	(16)	(49)		(96)
Secondary tax on companies	7	7		10
Operating earnings	321	259	24	541
Operating earnings per share (cents)	132	107	23	223

NOTES TO THE SUPPLEMENTARY INCOME STATEMENT

A. Presentation

The results for the year are shown in the income statement. To present these in a meaningful way, a supplementary income statement is provided and separated into :

(a) A technical account

The technical account includes a long-term investment return on both:

(1) funds generated by the insurance activities;

(2) shareholders' funds

This return was calculated at 14% in 2002 and has been reduced to 13,4% in 2003 as a result of an increased proportion of interest bearing investments within the portfolio.

(b) A non-technical account

The non-technical account includes all non-insurance related activities including investment income, and above mentioned allocated investment returns transferred to the technical account.

B. Allocation

The investment return on investments supporting insurance activities is allocated to the technical account in determining the General Insurance Result. In addition the long-term investment return on investments supporting shareholders' funds is allocated from the non-technical account to the technical account in determining an operating income based on the long-term investment return. The allocations accordingly negate one another in the determination of income

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

Unaudited financial results for the half year ended 30 June 2003

INCOME STATEMENT	30/6/03 R'm	30/6/02 R'm	Change %	31/12/02 R'm
Gross premiums	3,010	2,642	14	5,603
Net underwriting surplus	111	51		116
Net investment (deficit)/income	(24)	66		(118)
Goodwill and retrenchment costs	(11)	(25)		(37)
Income/(loss) before taxation	76	92		(39)
Taxation	(68)	(29)		(65)
Income/(loss) after taxation	8	63		(104)
Minority shareholders/share of associates	(5)	3		(6)
Net income/(loss)	3	66		(110)

Earnings per share

(a) Headline earnings per share are calculated on net income adjusted for goodwill.

Determination of headline earnings	30/6/03	30/6/02	31/12/02
Net income/(loss)	3	66	(110)
Goodwill	11	10	21
Headline earnings/(loss)	14	76	(89)
Headline earnings/(loss) per share (cents)	6	31	(37)

(b) Basic earnings per share are based on net income after goodwill and retrenchment costs.

Basic earnings per share	30/6/03	30/6/02	31/12/02
Basic earnings/(loss) per share (cents)	1	27	(45)

	30/6/03	30/6/02	31/12/02
Ordinary dividend per share (cents)	25	22	64
Combined ratio (%) (note 2)	95.9	97.7	97.6
Net asset value per share (cents)	1,157	1,312	1,209
Number of shares in issue (million)			
- at period end	244.1	242.2	242.9
- weighted average	243.6	242.5	242.8

BALANCE SHEET	As at 30/6/03 R'm	As at 30/6/02 R'm	As at 31/12/02 R'm
Assets			
Non-current assets	2,829	3,915	3,016
Fixed assets	170	154	157
Investments at market value	2,370	3,479	2,595
Ordinary shares	1,985	3,055	2,199
Government stock	84	83	130
Other	301	341	266
Investment in associated companies	118	108	96
Goodwill	152	174	163
Deferred taxation	19	-	5
Reinsurers' share of technical provisions	860	570	733
Deferred acquisition costs	153	148	151
Current assets	2,759	1,945	2,491
Debtors / other	596	762	706
Cash and cash equivalents	2,163	1,183	1,785
Total assets	6,601	6,578	6,391
Equity and liabilities			
Capital and reserves	2,824	3,177	2,937
Interest of outside shareholders in subsidiaries	2	2	2
Non-current liabilities	171	343	244
Technical provisions	3,114	2,700	2,844
Deferred reinsurance			

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

Unaudited financial results for the half year ended 30 June 2003(continued)

STATEMENT OF CHANGES IN EQUITY R'm	Share capital	Contingency Reserve	Retained income	Total
Balance at 1 January 2003	124	423	2,390	2,937
Change in accounting policy (note 3)			(19)	(19)
Net income for the period			3	3
Transfer to contingency reserve reserve		12	(12)	-
Dividends paid			(102)	(102)
Issue of share capital	5			5
Balance at 30 June 2003	129	435	2,260	2,824

CASH FLOW STATEMENT	30/6/03 R'm	30/6/02 R'm	31/12/02 R'm
Cash generated by operations	420	76	157
Investment income	184	112	304
Cash generated by operating activities	604	188	461
Taxation paid	(84)	(11)	(105)
Cash available from operating activities	520	177	356
Dividends paid	(102)	(87)	(140)
Cash retained from operating activities	418	90	216
Cash (utilised in)/generated by investing activities	(45)	175	648
Decrease in funding requirements	373	265	864
Cash effects of financing activities			
Proceeds from issue of shares	5	6	9
Increase in cash and cash equivalents	378	271	873

NOTES

1. Accounting policies

   These financial results for the year have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice. The accounting policies applied in the preparation of these financial statements are consistent with used in the annual financial statements for the year ended 31 December 2003 with the exception of item 3 below. Certain Comparative figures have been regrouped.

2. Combined ratio

   This reflects the ratio of total insurance expenditure to net earned premiums.

3. Change in accounting policy

   During the period the company changed its accounting policy with regard to the recognition and measurement of certain financial instruments in terms of AC 133. The cumulative effect of this change in policy amounted to a charge of R19 million which has been adjusted against the opening balance of retained income in 2003.

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

Unaudited financial results for the half year ended 30 June 2003 (continued)

COMMENTS

Increased emphasis on appropriate product pricing has resulted in a 14% growth in premiums. This has been accompanied by corrective action taken on risk selection which has resulted in a further improvement in the underwriting surplus. The General Insurance Result has accordingly increased from R142 million to R213 million.

Trading results during the period have been favourable with claim numbers remaining stable and in particular, an absense of severe weather-related losses. In addition, improved levels of crime awareness and a number of motor claim handling initiatives have assisted in controlling claims costs.

All of the portfolios have performed satisfactorily except for the fire account which continues to be adversely affected by an ongoing high incidence of commercial and industrial claims.

Interest income grew strongly during the period due to increased levels of funds on deposit and continued high interest rates. Dividend income declined as a result of lower levels of equity holdings during the period.

The net asset value per share reduced during the period following a decline in the value of listed equities whilst the solvency margin (being the ratio of net assets to net premiums) remains satisfactory and was in excess of 50% at 30 June 2003.

The Board is optimistic regarding prospects for the balance of the year but it must be noted that short-term insurance results fluctuate and the results for the first six months are not necessarily indicative of the outturn for the remainder of the year.

DECLARATION OF DIVIDEND (NUMBER 67)

An interim dividend of 25 cents per share has been declared payable to shareholders in respect of the six months to 30 June 2003.

In accordance with the trading requirements under the STRATE environment, the last day to trade to participate in the interim dividend will be Friday, 29 August 2003. The shares will commence trading ex-dividend on Monday, 1 September 2003, and the record date will be Friday, 5 September 2003. Payment will be made on Monday, 8 September 2003.

Share certificates may not be dematerialised or rematerialised between Monday 1 September and Friday 5 September 2003, both days inclusive.

On behalf of the Board

K T M Saggers (Chairman) B Campbell (Managing Director)

Registered Office:19th Floor, Mutual & Federal Centre, 75 President Street, Johannesburg 2001
Transfer Secretaries: Computershare Limited, 70 Marshall Street, Johannesburg 2001

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

Unaudited financial results for the half year ended 30 June 2003 (continued)

SUPPLEMENTARY INCOME STATEMENT (Reflecting long-term rate of return adjustment)	30/6/03 R'm	30/6/02 R'm	Change %	31/12/02 R'm
Technical account (note A)				
Gross premiums	3,010	2,642	14	5,603
Net premiums	2,666	2,337	14	4,886
Earned premiums net of reinsurance	2,678	2,256		4,806
Claims incurred net of reinsurance	(1,932)	(1,650)		(3,515)
Acquisition expenses	(416)	(359)		(767)
Management expenses	(219)	(196)		(408)
Net underwriting surplus	111	51		116
Investment return on insurance funds (note B)	*102*	*91*	*12*	*195*
General insurance result	213	142	50	311
Long-term investment return on shareholders' funds (note B)	*190*	*185*		*387*
Operating income based on long-term investment return	403	327	23	698
Non-technical account (note A)				
Short-term investment fluctuations	(316)	(210)		(700)
Dividends, interest and property income	184	112		306
Realised surplus/(deficit)	1	(17)		313
on investments	2	(16)		314
Unrealised deficit on investments	(209)	(29)		(737)
Allocated investment return transferred to Technical account (note B)	*(292)*	*(276)*		*(582)*
Retrenchment costs	0	(15)		(16)
Goodwill	(11)	(10)		(21)
Income/(loss) before taxation	76	92		(39)
Taxation (including secondary secondary tax on companies)	(68)	(29)		(65)
Income/(loss) after taxation	8	63		(104)
Minority shareholders/share of associates	(5)	3		(6)
Net income/(loss)	3	66		(110)

Operating earnings per share

Operating earnings per share are calculated on net income adjusted for goodwill, retrenchment costs and short-term investment fluctuations net of taxation.

Determination of operating earnings	30/6/03	30/6/02	Change	31/12/02
Net income/(loss)	3	66		(110)
Goodwill	11	10		21
Retrenchment costs	0	15		16
Short-term investment fluctuations	316	210		700
Taxation effect of short-term investment fluctuations	(16)	(49)		(96)
Secondary tax on companies	7	7		10
Operating earnings	321	259	24	541
Operating earnings per share (cents)	132	107	23	223

NOTES TO THE SUPPLEMENTARY INCOME STATEMENT

A. Presentation

The results for the year are shown in the income statement. To present these in a meaningful way, a supplementary income statement is provided and separated into :

(a) A technical account

The technical account includes a long-term investment return on both:

(1) funds generated by the insurance activities;

(2) shareholders' funds

This return was calculated at 14% in 2002 and has been reduced to 13,4% in 2003 as a result of an increased proportion of interest bearing investments within the portfolio.

(b) A non-technical account

The non-technical account includes all non-insurance related activities including investments, and above mentioned allocated investment returns transferred to the technical account.

B. Allocation

The investment return on investments supporting insurance activities is allocated to the technical account in determining the General Insurance Result. In addition the long-term investment return on investments supporting shareholders' funds is allocated from the non-technical account to the technical account in determining an operating income based on the long-term investment return. The allocations accordingly negate one another in the determination of income before tax.

The long-term investment return on shareholders' funds is an estimate of the long-term trend investment return for the relevant category of investments having regard to past performance, current trends and future expectations.

OLD MUTUAL PLC

Director's retirement

Mr Murray Stuart, a non-executive Director of Old Mutual plc, retired from the Board of Old Mutual plc today upon reaching the age of seventy. He has also today ceased to be a member of the Company's Remuneration and Audit Committees. He had been a Director of the Company since March 1999, and was the senior independent non-executive Director and Chairman of the Nomination Committee until February 2003.

Commenting on Mr Stuart's retirement, Mike Levett, Chairman of Old Mutual plc, said: "I would like to thank Murray for his valuable contribution to the Board and its Committees over the past four years. We wish him a long and happy retirement."

28 July 2003

Enquiries
James Poole (+44) 20 7569 0100
Director, Investor Relations

Old Mutual plc
OML.L

Nedcor Limited Interim Results to 30th June 2003
Important information relating to GAAP presentation

Nedcor Limted. (NED.SJ) ("Nedcor"), the 53%-owned banking subsidiary of Old Mutual plc, ("Old Mutual") has today issued interim results for the six months ending 30th June 2003. The full text of the Nedcor announcement is available via the news service of the JSE Securities Exchange, South Africa, (SENS), or from the company's website www.oldmutual.com .

The unaudited Nedcor results have been prepared in accordance with Generally Accepted Accounting Principles currently applicable in South Africa ("SA GAAP"). For the 2003 reporting year these SA GAAP has been modified due primarily to the implementation of AC133, which is a new reporting standard for financial instruments substantially based upon draft International Accounting Standard 39.

Shareholders should therefore be aware that there are fundamental differences between SA GAAP and the UK reporting standards, adopted by Old Mutual, which is UK GAAP. Old Mutual will report interim results for the six months to 30th June 2003 on 7th August 2003. In the Old Mutual interim accounts the results of Nedcor will be incorporated in the reporting of the Group accounts in accordance with UK GAAP and therefore there will be a number of adjustments in presentation.

In accordance with the AC 133 transitional arrangements, certain adjustments are made directly to reserves in the 30th June 2003 Nedcor accounts and do not flow through the profit and loss account in deriving headline and attributable earnings. These items will be excluded in the Old Mutual Group 30th June 2003 accounts, with the exception being in relation to changes in credit provisioning methodology. The revised methodology for credit provisioning is acceptable for UK GAAP and it will therefore be adopted in the preparation of the Old Mutual Group accounts. The opening balance adjustment will be taken through Old Mutual's profit and loss account, but excluded from the Group's smoothed result.

29 July 2003

Enquiries:

Old Mutual plc, London **Tel: +44 20 7569 0100**
James Poole
Old Mutual, South Africa **Tel: +27 11 217 1604**
Nad Pillay

Nedcor Limited

Interim Financial Results for the six months ended 30 June 2003

Core earnings down 2% to R1 530 million
Return on equity 18,5%
Return on assets 1,20%
Efficiency ratio 59,0%

Interim Financial Results
for the six months ended 30 June 2003

Changes in composition of group and in basis of accounting

BoE Limited (BoE) was acquired with effect from 1 July 2002 and the outstanding Nedcor Investment Bank Holdings Limited (NIB) minorities from 1 October 2002. In addition, in accordance with South African generally accepted accounting practice, Nedcor is required to adopt the complex accounting standard AC133 'Financial instruments: Recognition and Measurement' with effect from 1 January 2003. This is a significant change in the basis of accounting for the banking industry. AC133 is a prospective statement, which means that historical figures are not adjusted to the new basis of accounting. Instead, adjustments to determine the new equity and asset and liability base are dealt with as opening transitional adjustments in retained earnings.

These structural and accounting policy changes mean that the statutory results for the six months ended 30 June 2002 and 2003 are not comparable, as the 2002 figures do not include BoE and those for 2003 are prepared on the AC133 basis of accounting.

Information is presented in accordance SA GAAPand reflect the impact of AC133 on the current period's results. In order to assist in an assessment of Nedcor's performance over the past six months, the commentary below seeks to provide insight into the relative operational performance of the two periods. Further operational information is provided on our website at www.nedcor.com.

Earnings for the period

Core earnings attributable to Nedcor shareholders for the six months ended 30 June 2003 were R1 530 million on an AC133 basis of accounting. These core earnings benefited from the application of AC133 to the extent of R326 million, meaning that core earnings attributable to Nedcor ordinary shareholders on a pre-AC133 basis were R1 204 million. In 2002 core earnings attributable to Nedcor ordinary shareholders were R1 560 million based on the previous accounting policies. After deducting net translation losses and once-off merger and reorganisation costs totalling R869 million (2002: R36 million), headline earnings in 2003 were R661 million on an AC133 basis (2002: R1 524 million on the previous accounting basis).

The above earnings represent core earnings per share of 565 cents (2002: 645 cents) and headline earnings of 244 cents (2002: 630 cents). Explanations for these changes in earnings are provided in the commentary below. The interim results are lower than were hoped for, as was alluded to in the recent trading update, but the group remains solidly profitable, with a substantial, well-provisioned balance sheet with assets of R316 billion.

Merger and reorganization

The results for the six months to 30 June 2003 should be viewed in the context of the Nedcor Group being in the process of implementing one of the biggest and most complex banking mergers in South African history. The merger involves the integration of the operations of BoE, NIB and Cape of Good Hope Bank Limited (CoGHB) into Nedbank Limited, with some divisions of BoE going into Peoples Bank Limited. The legal consolidation of banking licences took place on 1 January 2003 and at the same time the business operations were reshaped into new business clusters.

Our focus over this reporting period has been on the group's merger and integration, and on speeding up the process to realise the synergies at the earliest date. We have started to see the early benefits from the merger, but they will be fully evidenced only in the years ahead. In the past six months we have focused on client retention, client service, cost containment and settling staff into their new roles in the merged group.

Economic conditions

The first half of 2003 continued to present a challenging operating climate, with slowing GDP growth, reducing inflation, high domestic interest rates and an uncertain international environment. The rand continued to strengthen, but was somewhat volatile during the period. Equity markets were weak, both globally and domestically, although some improvement has been evident since the end of the Iraqi war – which provides some hope to pressurised investment banking and wealth management activities. In this general economic environment underlying demand for credit nevertheless remained relatively healthy, encouraged by the June interest rate cut of 1,5% and the prospect of further rate cuts.

Nedcor's performance

As highlighted in the trading update of 15 May 2003, these current economic conditions, together with the fact that we were implementing a complex merger process, affected Nedcor's revenue during the period. A primary contributor to the results is a decline in total revenue due to pressure on interest margins as well as lower investment banking and wealth management revenues. In addition, the stronger average value of the rand, compared with the same period last year, diminished the rand value of international earnings.

The bad-debt charge improved, while expenses were well-contained. The gearing impact (with expenses growing and revenue declining) created a reduction in profit before taxation, which, after an increase in taxation, resulted in profit after taxation being lower on a comparable basis. A drop in associate income and an increase in minority shareholders' interests, due to the dividends payable on the new preference shares resulted in comparable core earnings attributable to ordinary shareholders being 29% lower.

• Divisional overview

We are pleased that several major divisions have performed well over the period. Corporate, Business Banking, Property and Asset Finance, Imperial Bank, Nedbank Retail and Treasury Trading all had sound performances. Investment banking and advisory earnings were disappointing, although they were coming off a high base (BoE and NIB having conducted several large deals during the same period last year). Since 30 June 2003 several large deals have been concluded, which resulted in an improvement in this area. Unfortunately, wealth management earnings were down due to the tough investment markets and the relative strength of the rand during the period. Peoples Bank results are lower than last year due to challenging market circumstances and an increase in its effective tax rate.

• Advances and net interest income

Advances grew by 5% over the comparable portfolio of advances at 30 June 2002, while net interest income grew at a lower rate. Overall the group's market share has increased marginally during the past year, and the fact that our market shares have held in most business areas is an important indicator of client support.

A key issue that has impacted earnings is the group's funding cost, which was negatively affected when the group took over BoE in the midst of its liquidity crisis. The group has normalised the BoE funding cost and repaid all of its liquidity support funding, but in the process has lengthened the term profile of the funding book and consequently experienced a slightly higher cost of funding for the group as a whole. With continued sound deposit flows currently being experienced, we are confident that Nedcor's overall funding cost will reduce over time and therefore also restore earnings growth.

• Non-interest revenue

Comparable commission and fee income declined by 3% (after adjusting for the loss of transactional income in BoE following the sale of the NBS mortgage book on 31 March 2002), due to some large fees earned in 2002 not being repeated in 2003. Exchange and securities dealing income increased by 2% on a comparable basis, while investment banking income was lower due to some large NIB and BoE deals in 2002 not being repeated in 2003. Wealth management income was negatively affected by the general decline in equity markets and investment flows, as well as the relative strength of the rand, which impacted the division's international earnings. The growth in bancassurance revenues, from a low base, continues to be a focus area.

• Specific and portfolio impairments against loans and advances

Credit quality, including unsecured microloans, has been satisfactory despite the environment of high interest rates, and the comparable income statement charge for advances impairments has declined. Prior to the adoption of the AC133 credit impairment methodology the 'legal certainty' provisioning methodology was applied in certain segments of Nedbank's business, entailing a deferred recognition of provisions but a corresponding increase in pressure to collect non-performing advances.

The adoption of the AC133 cash flow valuation methodology has resulted in the creation of R585 million in additional specific impairments due to an acceleration of the recognition of impairments, compared with the 'legal certainty' methodology. This timing acceleration represents approximately six months' impairments. In addition, specific impairments now include a discount factor to reduce advances to the present value of expected future cash flows. Impairment of advances calculated under the AC133 methodology now represent approximately 3,3% of total advances (excluding gross-up of derivatives), compared with 2,9% calculated under the previous provisioning methodology, and the book is considered to be conservatively adjusted for impairments.

The high level of non-performing loans, which include the legacy of some acquired businesses, continues to receive attention. Net non-performing loans, after impairments, represent 1,7% (31 December 2002: 1,8%) of total advances and the net impairment coverage is conservative at 152% (31 December 2002: 157%).

Nedcor has continued to adopt a cautious approach to microlending and does not have a large exposure to this market. The risk is shared with our alliance partners. Unsecured microloan exposures of R768 represent only 0,3% of total advances, while total impairments stand at 42% (31 December 2002: 34%).

• Expenses

After adjusting for the expense base of the NBS mortgage business sold by BoE on 31 March 2002 expenses increased by 7% on a comparable basis and by 10% including the once-off merger and reorganisation costs of R134 million. Staff expenses, which comprise approximately 50% of total expenses, have shown only marginal growth due to the decline in total headcount numbers to 24 580 (2002: 25 700). Non-staff expenses have grown overall at a rate above inflation, but include items such as additional depreciation of R48 on new projects commissioned. Expenses include synergy benefits of R62 million, which are expected to grow in future periods.

Overall expense growth has been contained at 7% and the current cost-to-income ratio on an AC133 basis is 59,0% due to lower gross operating income. The ratio on a comparable basis is 63,5% (2002: 53,4%, but 58,5% if BoE figures are added). Stringent cost control measures are in place to reduce this ratio to former levels.

• Exceptional capital items

The market value of Nedcor's investment of 103 million shares in Dimension Data plc has been marked-to-market at its 30 June 2003 price of R2,70 per share (31 December 2002: R4,02 per share), resulting in an

exceptional charge of R84 million. The charge of R209 million for the amortisation of goodwill relates primarily to the goodwill arising on the acquisition of BoE.

• Taxation

The comparable effective tax rate has increased to 25% (2002: 20%), as the significant benefit of assessed losses last year has declined and the tax net has widened to include more foreign taxable income.

• Equity-accounted income and income attributable to minority shareholders

Comparable attributable earnings of associates have declined by 25% due mainly to the negative impact of the strengthening rand on the translated earnings of foreign associates.

The preference dividends of R133 million payable in respect of the six months to 30 June 2003 on the non-cumulative, non-redeemable preference share capital of R2 billion raised in December 2002 are included in income attributable to minority shareholders.

• Foreign exchange translation losses

The strengthening of the rand has negatively affected Nedcor's results in three ways. Firstly, core earnings were reduced by R109 million due to the lower rand value of translated international earnings. Secondly, it impacted headline earnings through translation losses of R735 million (2002: R436 million) following the conversion of the balance sheets of integrated foreign operations into rands. Thirdly, it resulted in translation losses of R84 million (2002: R20 million) following the conversion of non-integrated foreign entities, which have been taken directly to reserves.

Shareholders' funds and capital adequacy

Total shareholders' funds have declined to R19 429 billion (31 December 2002: R20 122 million) on a pre-AC133 basis due to the further charges for writedowns of investments and translation losses as well as the payment of R839 million for the 2002 final dividend. After adjusting for the effects of AC133 total shareholders' funds are
R18 099 billion at 30 June 2003.

Nedcor Group capital adequacy at 30 June 2003, calculated on a pre- and post-AC133 basis, is 10,5% and 10,1% respectively, and at a Nedbank Limited consolidated level 12,2% and 11,8% respectively.

Implementation of AC133

AC133 impacts on the recognition and measurement of financial instruments, including credit impairments against advances. To address the prospective nature of the statement the transitional adjustments to the carrying values of financial instruments at 1 January 2003 are recognised in opening retained income or equity.

AC133 is based on International Accounting Standard 39 (IAS 39), which is still under construction. Furthermore, interpretation and presentation issues with regard to the implementation of AC133 in South Africa continue to be debated by the accounting profession and business locally. The treatment adopted by Nedcor in these results accords with the current interpretation of recommended practice.

Impact on reserves at 1 January 2003

	Current income statement	Distributable reserves	Non-distributable reserves	Total
Credit impairment adjustments				
– release of general provision	1 717			1 717
– additional specific impairments	(585)	(963)		(1 548)
– creation of portfolio impairment	(1 132)			(1 132)
– transfer to general risk reserve		(585)	585	
		(1 548)	585	(963)
Taxation		464	(175)	289
		(1 084)	410	(674)
Attributable to minority shareholders		42		42
		(1 042)	410	(632)
Fair-value adjustments				
– revaluation of held-for-trading portfolios		(449)		(449)
– revaluation of available-for-sale portfolios			28	28
– non-qualifying foreign exchange hedges		(451)		(451)
		(900)	28	(872)
Taxation		139	(8)	131
		(761)	20	(741)
Total impact at 1 January 2003		(1 803)	430	(1 373)

The total impact of fair-value adjustments at 1 January 2003, while not expected to change materially, will only be finalised at 31 December 2003.

Impact on reserves for the period ended 30 June 2003

	Current income statement	Distributable reserves	Non-distributable reserves	Total
Impact on core earnings				
Credit impairment adjustments				
– release of specific impairments	128			128
– additional portfolio impairments	(47)			(47)
	81			81
Taxation	(24)			(24)
	57			57
Attributable to minority shareholders	(1)			(1)
	56			56
Fair-value adjustments				
Revaluation of held-for-trading portfolios	363			363
Taxation	(101)			(101)
	262		(2)	262
Attributable to minority shareholders	8			8
	270		(2)	270
Total impact on core earnings	326			326
Impact on headline earnings				
– revaluation of available-for-sale portfolios			(2)	(2)
– impairment of Dimension Data plc	(84)			(84)
– non-qualifying foreign exchange hedges	(232)			(232)
Total impact on headline earnings	(316)			(316)
Total impact for the six months	10		(2)	8

Credit impairment adjustments

• Specific advances impairments

AC133 introduces a fundamental shift in the manner in which specific impairments are determined in that it requires the present value of future cash flows to be calculated for all advances that are considered to be impaired. The difference between the present value of those future cash flows and the net carrying value is recognised as an impairment. As the anticipated cash flows in respect of impaired advances were not previously discounted, this results in an increase in the specific impairment for doubtful advances.

• General provisions/portfolio impairments

Prior to the implementation of AC133 a general provision for bad debts of 0,8% of total advances, equal to or in excess of the regulatory minimum provision, was carried to cover expected defaults inherent in the performing advances book. Under AC133 the credit risk premium included in interest rates charged is expected to offset future losses inherent in the portfolio of performing advances. Therefore a revised general provision (now called a portfolio impairment) is required only to the extent that the originally anticipated risk profile has deteriorated.

In determining the portfolio impairment against performing advances that are not considered to be individually impaired, expected default rates are applied to all future cash flows. Discounting these expected cash flows to present value results in a significant decrease in the required new portfolio impairment, as compared with the previous general provision. The previous general provision of R1,7 billion has therefore been released to create the new portfolio impairment of R1,1 billion.

The determination of the required portfolio impairment is dependent on accurate credit-risk-pricing models. Nedcor's current risk-pricing models are under constant refinement as the banking industry moves towards the implementation of the Basle II requirements in 2005. Nedcor has determined that it is appropriate, in current circumstances, to carry a portfolio impairment approximating 0,5% of performing advances.

The regulations to the Banks Act still require that minimum general- and specific-provision levels are held. This requirement is met by supplementing the new portfolio impairment with a general risk legal reserve created by reallocating distributable reserves to non-distributable reserves.

Fair-value adjustments

AC133 requires all financial instruments to be reclassified. Nedcor has accordingly reclassified the bulk of its financial assets and liabilities as 'originated loans' and 'non-trading liabilities', which continue to be carried at original or amortised cost. The remainder are dealt with as follows:

• Held-for-trading portfolios

AC133 requires certain financial instruments to be measured at their fair value. This includes all derivatives and instruments held for trading purposes. In addition, in terms of the statement Nedcor has elected to designate certain financial instruments at fair value in order to reflect the match between such items and their hedge. The fair-value adjustments at 1 January 2003 required in respect of the above financial instruments are recognised as an adjustment to opening retained income and thereafter in the income statement.

• Embedded derivatives

An embedded derivative arises when derivatives are a component of a financial instrument in such a way that the cash flows in respect of the instrument vary in a similar way to a standalone derivative. In certain circumstances embedded derivatives are accounted for separately at their fair value.

• Internal transactions

Prior to AC133 common local and international banking practice was to recognise internal hedging derivatives. Risks were pooled, and managed centrally at a bankwide level. AC133 prescribes the accounting treatment for hedges and accordingly banks have been required to reconsider the accounting treatment of internal hedges. Nedcor has identified and eliminated all internal transactions, thereby reflecting external derivatives only.

• Available-for-sale portfolios

Financial assets are classified as available-for-sale where the intention, origination and designation of the instrument do not fall within the ambit of the other asset classifications. Available-for-sale instruments are typically assets that are held for a longer period and in respect of which short-term fluctuations in value do not affect Nedcor's hold or sell decision. Nedcor has elected to recognise fair-value gains and losses on these instruments directly in equity. However, when available-for-sale equity instruments are determined to be impaired to the extent that the fair value declines below its original cost, as is the case with Nedcor's investment in Dimension Data plc, the resultant losses are recognised in the income statement.

• Non-qualifying foreign exchange hedges

Items that were hedged with forward exchange contracts have in certain cases in the past been recognised at the forward rate to reflect their hedged nature. In terms of AC133 all derivatives, including forward exchange contracts, are recognised at their fair value. Some structured transactions originating from NIB did not qualify as hedges under AC133 and the necessary adjustments at 1 January 2003 are recognised in opening retained income and thereafter in the income statement.

Merger and integration update

A presentation was given to analysts and the media and was issued on SENS on 23 July 2003. This is available on Nedcor's website at www.nedcor.com.

Nedcor's strategic intent in its merger with BoE was to lay the foundation for future earnings growth by consolidating market shares and leveraging off its technology platform. Nedcor also used the opportunity to consolidate its organisational and regulatory structure and rationalise its brands.

Management is pleased with the overall merger progress and confident of achieving the original financial targets that were set, ie R660 million in annual operational synergies in addition to the capital and funding efficiencies already achieved (in total R905 million before taxation). Planned synergy benefits of R190 million (on an annualised basis) have been implemented relative to a forecast of R90 million for the half-year to June 2003. This translates into actual merger savings for the half-year (a R62 million cost reduction and a R7 million increase in income).

Once-off merger costs are projected to exceed the initial target of R710 million by R158 million, mainly as a result of additional information technology spend and the complexity of migration initiatives. The achievement of synergy benefits can be accelerated by investing more by way of once-off merger costs, and this will be done in the second half of this year.

Progress to date indicates that the group is likely to meet the synergy targets, and in a number of areas it is achieving these synergies earlier than initially expected. The detailed plans for the key initiatives are being rigorously monitored and tracked, and are generally on target or ahead of initial targets.

Merger process and key features

As the merger is complex and detailed, the process is highly structured. Importantly, however, a key objective is to ensure continuity of service to clients. During the merger and restructuring (M&R) process Nedcor will continue to service its clients to the highest standards possible and to keep staff disruption to a minimum.

Key features of the merger planning process are the detailed tracking and measurement of all processes, including 111 merger initiatives, the adherence to sound governance standards and the auditing of all activities to ensure proper reporting.

The merger also follows a logical sequence, with divisions having been prioritised for conversion depending on the functions they perform, the complexity of the conversions, the potential to extract early synergies and dependencies on other divisions.

Milestones

The M&R activities that have been completed to a large extent are:
• the Legal Day One process on 1 January 2003 – where the banking licences of Nedbank, BoE, CoGHB. NIB and Peoples Bank were consolidated into two licences and the banks were formally merged – went according to plan;
• the first three business unit integrations, ie the treasuries of Nedbank, CoGHB, NIB and BoE, the transfer of retail clients within CoGHB and the integration of the Capital Markets Division were finalised;

• the group risk management processes have been consolidated; and
• the merger support infrastructure was put in place to ensure fair and proper human resource processes, adequate communication to staff and clients, the availability of financial information and smooth client migration processes.
Other integration successes over the past year included:
• rationalisation of the asset management business, with Quaystone set up as an empowerment asset manager;
• restructuring of the wealth management and private banking businesses and the creation of a joint venture with Old Mutual to focus on private clients;
• the conclusion of agreements to realise over R1 billion from non-core assets, mainly the sale of Canal Walk (still conditional); and
• the integration of all ATM and point-of-sale operations into a single operation.

Financial effect

The table below illustrates the estimated value to be added through the merger process relative to the baseline set in 2002 (please note that these are not income statement effects but estimates of value added in 2002 rand terms):

Merger value added
(R'm annualised run rate pre tax)

	2002		2003	
	Plan	Actual	Plan	Fore-cast
Operational synergies			90	293
Funding efficiency (1)	30	30	125	125
Capital efficiency (2)	30	30	120	120
Once-off costs (3)	(100)	(91)	(225)	(436)
Total value added	(40)	(31)	110	102

Merger value added
(R'm annualised run rate pre tax)

	2004		2005		
	Plan	Fore-cast	Plan	Fore-cast	Steady state (4)
Operational synergies	400	563	660	638	660
Funding efficiency (1)	125	125	125	125	125
Capital efficiency (2)	120	120	120	120	120
Once-off costs (3)	(175)	(341)	(210)		
Total value added	470	467	695	883	905

Note 1 Funding efficiency arises from the fact that, at the time of the merger, BoE was paying, on aggregate, approximately 25 basis points for liabilities above Nedbank's funding rate. This funding premium has been eliminated subsequent to the merger.
Note 2 R4 billion of the acquisition price was financed with debt at an after-tax cost of 9,5%, relative to BoE's earnings yield at the time of the acquisition of 12,5%. The acquired earnings therefore exceeded the cost of the capital deployed.
Note 3 Once-off costs are being incurred quicker than anticipated because the merger is being implemented ahead of schedule. There are no once-off merger costs anticipated for 2005.
Note 4 'Steady state' implies recurring annual synergies.

Financial services charter

Nedcor is working with the Banking Council and the rest of the industry to develop an empowerment charter for the banking sector. We support these initiatives and believe that, if implemented correctly, they will be of great benefit to our country.

Prior to this process Nedcor had undertaken a major empowerment transaction with the establishment of Peoples Bank and has subsequently undertaken a number of other empowerment initiatives. Some of the key initiatives are:
• Quaystone Asset Management
• Tirelo Corporate Finance
• Laetoli Business Solutions

Strategy

Nedcor's strategy is to focus on banking and related financial services in southern Africa, where we see strong growth opportunities, and the merger with BoE was in line with this strategy. We have a strong market presence in corporate and business banking. Historically, we have had a weaker presence in the retail market. Our joint ventures with best-of-breed retailers such as Pick 'n Pay and the JD Group, as well as our focus on increasing bancassurance revenues, are designed to expand our presence in this market.

Our strategy in Africa is to focus on banking and trade finance in the Southern African Development Community region in particular, while our international platform helps to service our clients' needs abroad.

We believe technology is a strong factor in banking and we shall continue to strive to be a low-cost producer. Our international outsourcing initiative is built on our technology platform and serves to lower technology costs while utilising excess capacity.

Prospects

Nedcor started its three-year integration process in the second half of 2002, and the past six months have been challenging for the group. A merger of this size is complex and demanding and requires constant tracking and monitoring to ensure its success. The group is currently on track with these plans and in some areas ahead of schedule.

We are heartened by this progress and shall continue, where possible, to accelerate the integration in order to realise the targeted merger synergies at the earliest possible date.

We have confidence in our ability to gain the targeted operational synergies of R660 million each year. These operational synergies, together with the capital and funding efficiencies already achieved, will total R905 million (in 2002 rand terms), before taxation, in benefits for the group each year from 2006 onwards.

Our current priorities are to realise these synergies, bed down the merger, lower our funding cost, continue to deliver good service to our clients and provide a sound environment for our staff. Together with our strong, well-provisioned balance sheet and the expectation that synergy benefits should escalate from 2004 onwards, we look forward to seeing a return to satisfactory earnings growth as the three-year integration progresses.

Dividend

Notice is hereby given that an interim dividend of 205 cents per ordinary share has been declared in respect of the six months ended 30 June 2003.

Trading in the STRATE environment requires settlement within five business days. In accordance with the settlement procedures of STRATE, Nedcor has determined the last day for trading to participate in the final dividend to be Friday, 29 August 2003. The shares will commence trading ex dividend on Monday, 1 September 2003, and the record date will be Friday, 5 September 2003. Payment will be made on Monday, 8 September 2003.

Share certificates may not be dematerialised or rematerialised between Monday, 1 September 2003, and Friday, 5 September 2003, both days inclusive.

For and on behalf of the board

CF Liebenberg	RCM Laubscher
Chairman	Chief Executive

28 July 2003

Registered office
Nedcor Sandton
135 Rivonia Road
Sandown, 2196
PO Box 1144
Johannesburg, 2000

Transfer secretaries
Computershare Limited
70 Marshall Street
Johannesburg, 2001
PO Box 1053,
Johannesburg , 2000

Directors
CF Liebenberg (Chairman), PG Joubert (Deputy Chairman), Prof MM Katz (Vice-chairman), RCM Laubscher
(Chief Executive), CJW Ball, TA Boardman, Dr IJ Botha, WAM Clewlow, RG Cottrell, BE Davison, N Dennis (British), Prof B Figaji, BJS Hore, MJ Levett, JB Magwaza, ME Mkwanazi, SG Morris, DGS Muller, ML Ndlovu, PF Nhleko, TH Nyasulu, JVF Roberts (British), AA Routledge, CML Savage, JH Sutcliffe (British)

Company Secretary: GS Nienaber
Nedcor Limited
Reg No: 1966/010630/06
Share code: NED
ISIN code: ZAE000004875

Financial overview

	Unaudited 30 Jun 2003*	Unaudited 30 Jun 2002	Audited 31 Dec 2002
Selected returns			
Headline earnings (Rm)	661	1 524	2 585
Headline earnings per share (cents)	244	630	1 022
Core earnings (Rm)†	1 530	1 560	3 366
Core earnings per share (cents)†	565	645	1 330
Return on average shareholders' funds (%)†	18,5	21,4	21,9
Return on average assets (%)†	1,20	1,73	1,57
Non-interest revenue to total income (%)†	54,9	48,5	52,4
Efficiency ratio (%)†	59,0	53,4	55,4
Net interest income to interest-earning assets (%)	2,59	3,05	2,88
Doubtful-debt provisions to total advances (%)	3,3**	3,0	3,1
Balance sheet			
Total shareholders' equity (Rm)	18 099	16 593	20 122
Deposits, current accounts and other creditors (Rm)	280 904	178 224	235 449
Advances and other debtors (Rm)	246 162	153 413	201 539
Total assets (Rm)	315 703	200 701	273 784
Assets under management (off balance sheet) (Rm)	94 218	37 119	124 342
Capital adequacy (%)	10,1	11,2	11,0
Capital ratio – tier 1 (%)	6,3	9,0	7,0
Share statistics			
Number of shares in issue (m)	274,7	246,9	270,6
Weighted average number of shares (m)	270,8	241,9	253,0
Earnings per share (cents)	130	305	389
Fully diluted weighted average number of shares (m)	271,0	242,9	254,5
Fully diluted headline earnings per share (cents)	244	627	1 016
Dividends per share declared (cents)	205	205	515
Dividend cover (times)†	2,8	3,1	2,6
Share price (cents)	8 950	11 700	11 110
Price-earnings ratio (historical)	14,1	7,4	10,9
Market capitalisation (Rbn)	24,6	28,9	30,1

† Based on core-earnings calculation, which excludes all translation losses and exceptional items.
* 30 June 2003 results have been prepared on an AC133 basis of accounting.
** Based on impairment provision (AC133) and advances excluding gross-up of derivatives.

Balance sheet

	Unaudited 30 Jun 2003* Rm	Unaudited 30 Jun 2002 Rm	Audited 31 Dec 2002 Rm
Assets			
Cash and short-term funds	9 401	15 221	16 607
Other short-term securities	19 542	9 210	14 987
Government and public sector securities	16 669	11 448	14 647
Advances and other debtors	246 162	153 413	201 539
Deferred-taxation asset	702	282	690
Current taxation prepaid	399	200	421
Insurance assets	7 004		7 891
Investments			
Investments in associate companies	1 424	1 746	1 504
Other investments	5 088	3 310	5 429
Property and equipment	3 375	2 012	2 854
Intangible assets:			
Computer software and capitalised development costs	986	1 331	1 638
Goodwill	4 129	1 458	4 457
Customers' indebtedness for acceptances	822	1 070	1 120
Total assets	315 703	200 701	273 784
SHAREHOLDERS' EQUITY AND LIABILITIES			
Ordinary share capital	271	243	271
Ordinary share premium	4 625	1 904	4 536
Non-distributable reserves	484	634	216
Distributable reserves	9 447	12 292	12 023
Ordinary shareholders' equity	14 827	15 073	17 046
Minority shareholders' interest			
Attributable to ordinary shareholders	1 157	1 520	1 089
Attributable to preference shareholders	2 115		1 987
Total shareholders' equity and minority interest	18 099	16 593	20 122
Deposit, current accounts and other creditors	280 904	178 224	235 449
Deferred-taxation liabilities	1 249	1 577	1 451
Current taxation liabilities	178	137	183
Insurance funds	7 004		7 891
Long-term debt instruments	7 447	3 100	7 568
Liabilities under acceptances	822	1 070	1 120
Total shareholders' equity and liabilities	315 703	200 701	273 784
Guarantees on behalf of customers excluded from assets	10 703	10 161	11 966

AC133: balance sheet classification

	Unaudited 30 June 2003	
	Rm	Rm
Marked-to-market	88 551	52 136
Held for trading (IS)	85 898	52 136
Available for sale (equity)	2 653	
Amortised cost	227 152	245 468
Originated loan	215 259	
Held to maturity	1 280	
Non-trading liabilities		244 041
Other	10 613	1 427
Shareholders' funds		18 099
	315 703	315 703

AC133: impact on total assets

	Unaudited 30 June 2003 Rm
Total assets at 30 June 2003 pre-AC133	270 523
AC133 adjustments:	45 180
Deduct: Impairments to advances	(882)
Add: Bonds and securities gross-up	5 563
Add: Advances gross-up	2 871
Add: Derivative gross-up	37 036
Add: Fair-value adjustments	592
Total assets post-AC133	315 703

Income statement

	Unaudited 30 Jun 2003* Rm	Unaudited 30 Jun 2002 Rm	Audited 31 Dec 2002 Rm
Interest income	14 669	9 575	23 822
Interest expense	11 180	6 718	17 522
Net interest income	3 489	2 857	6 300
Non-interest revenue	4 239	2 690	6 929
Foreign exchange translation losses	(735)	(436)	(1 011)
Total income	6 993	5 111	12 218
Impairment of advances	891		
Specific and general provisions raised		560	1 778
Exceptional general provision reversed		(400)	(400)
Income after specific and general provisions	6 102	4 951	10 840
Operating expenses	4 562	2 962	7 334
Merger and reorganisation expenses	134		193
Profit from operations before exceptional capital items	1 406	1 989	3 313
Exceptional capital items	(309)	(926)	(1 793)
Net capital loss on investment in Dimension Data	(84)	(830)	(1 080)
Amortisation and impairment of goodwill	(209)	(96)	(501)
Loss on sale of investments and operations	(16)		(58)
Merger and reorganisation costs			(35)
Impairment of investments and of property and equipment			(119)
Profit from operations	1 097	1 063	1 520
Attributable earnings of associates	70	92	162
Profit before taxation	1 167	1 155	1 682
Taxation	592	404	580
Taxation: Merger and reorganisation costs			(23)
Taxation: Exceptional capital items		(140)	(192)
Profit after taxation	575	891	1 317
Minority interest attributable to ordinary shareholders	(90)	(153)	(333)
Minority interest attributable to preference shareholders	(133)		
Income attributable to shareholders	352	738	984

	Unaudited 30 Jun 2003* Rm	Unaudited 30 Jun 2002 Rm	Audited 31 Dec 2002 Rm
Core earnings pre-AC133	1 204	1 560	3 366
AC133 impact on earnings	326		
Core earnings	1 530	1 560	3 366
Deduct:	869	36	781
Translation losses	735	436	1 011
Merger and reorganisation costs	134		193
General provision reversal		(400)	(400)
Tax on merger and reorganisation costs			(23)
Headline earnings	661	1 524	2 585
Deduct:	309	786	1 601
Exceptional capital items	309	786	1 793
Tax on exceptional capital items			(192)
Income attributable to shareholders	352	738	984

Segmental analysis

	Unaudited 30 Jun 2003*	Unaudited 30 Jun 2002	Audited 31 Dec 2002			
	Rm	%	Rm	%	Rm	%
Nedbank Corporate	1 801	117	1 051	67	2 057	61
Banking business	950	61	684	44	1 297	39
– Corporate Banking	346	22	388	25	745	22
– Business Banking	384	25	195	12	182	6
– Property Finance	158	10	75	5	298	9
– Imperial Bank	62	4	26	2	72	2
Investment banking and advisory	(71)	(5)	177	12	407	12
Treasury	826	54	118	8	214	6
International	96	6	72	5	139	4
– Africa	61	4	60	4	125	4
– Asia and Europe	35	2	12	1	14	–
Peoples Bank	80	5	118	7	272	8
Retail & Wealth management	259	17	228	15	597	18
– Retail Banking	197	13	183	12	423	13
– Wealth management	41	3	21	1	118	3
– Gerrard Private Bank	21	1	24	2	56	2
T&O investments	(7)		(2)		(32)	(1)
BoE funding	(266)	(17)			(254)	(8)
Shared services, funding and group operations	(337)	(22)	165	11	726	22
Core earnings	1 530	100	1 560	100	3 366	100
Adjusted for translation losses and exceptional items	(869)		(36)		(781)	
Headline earnings	661		1 524		2 585	
By geography						
South Africa	1 252	82	1 286	82	2 830	84
Rest of Africa	67	4	90	6	272	8
Rest of the world	211	14	184	12	264	8
Core earnings	1 530	100	1 560	100	3 366	100

The segmental analysis is primarily based on management operating reports and ignores boundaries of the legal entities. Comparative figures are restated, where necessary, to afford a proper comparison. Capital is allocated to segments based on the related risk-weighted assets in terms of the Banks Act classifications and weightings. The aspects of capital allocation and transfer pricing of support costs between segments are under regular review

Statement of changes in ordinary shareholders' equity

	Unaudited 30 Jun 2003* Rm	Unaudited 30 Jun 2002 Rm	Audited 31 Dec 2002 Rm
Ordinary share capital	271	243	271
Balance at beginning of period	271	242	242
Shares issued during period	3	2	27
Sale of treasury shares by subsidiary			3
Shares acquired by subsidiary	(3)	(1)	(1)
Ordinary share premium	4 625	1 904	4 536
Balance at beginning of period	4 536	1 326	1 326
Shares issued during period	370	726	2 924
Share issue expenses			(9)
Sale of treasury shares by subsidiary			453
Shares acquired by subsidiary	(281)	(148)	(158)
Non-distributable reserves (NDR)	484	634	216
Reserves not available for distribution	31	122	97
Balance at beginning of period	97	166	166
Transfer from distributable reserves	290	262	263
Release of reserves previously not available	(356)	(306)	(332)
Foreign currency translation reserve	(112)	363	(28)
Balance at beginning of period	(28)	383	383
Foreign currency translation differences for current period	(84)	(20)	(411)
Available for sale reserve	18		
AC133 transitional adjustment	20		
Current-period movement	(2)		
General risk reserve	410		
Transfer from distributable reserves	410		
Other	137	149	147
Balance at beginning of period	147	154	154
Transfer (to)/from distributable reserves			(17)
Other	(10)	(5)	10

DISTRIBUTABLE RESERVES	9 447	12 292	12 023
Balance at beginning of period	10 630	12 559	12 559
Balance at beginning of period as previously stated	12 023	12 577	12 577
Change in accounting policy		(18)	(18)
AC133 transitional adjustment	(1 393)		
Net profit for the year	352	738	984
Transfer to NDR – Reserves not available for distribution	(290)	(262)	(263)
– General risk reserve	(410)		
– Other			17
Dividends paid to ordinary shareholders	(839)	(748)	(1 282)
Other movements	4	5	8
Total ordinary shareholders' equity	14 827	15 073	17 046

AC133: reserve adjustments

	Unaudited 30 June 2003 Rm
Distributable reserves	
Impairment of advances	(963)
Fair-value adjustments	(900)
Taxation	428
Minority interest	42
AC133 transitional adjustment	(1 393)
Transfer to general risk provision	(410)
Total adjustment to distributable reserves opening balance	(1 803)
NDR – available for sale reserve	
Fair-value adjustments	28
Taxation	(8)
Total adjustments to non-distributable reserves opening balance	20

Cash flow statement

	Unaudited 30 Jun 2003* Rm	Unaudited 30 Jun 2002 Rm	Audited 31 Dec 2002 Rm
Cash flows from operating activities	1 505	1 548	3 746
Cash received from clients	17 745	11 528	29 326
Cash paid to clients, employees and suppliers	(15 472)	(9 297)	(24 471)
Dividends received	71	65	173
Dividends paid	(839)	(748)	(1 282)
Net (increase)/decrease in operating funds	(9 659)	3 389	802
Taxation paid	(307)	(311)	(765)
Net cash utilised in investing activities	1 287	(237)	(6 456)
Net cash provided by financing activities	(32)	(146)	8 302
Net proceeds of ordinary shares issued	89	583	3 240
Net proceeds of preference shares issued			1 987
Net (decrease)/increase in subordinated debt	(121)	(729)	3 075
Net (decrease)/increase in cash and short-term funds	(7 206)	4 243	5 629
Cash and short-term funds at beginning of period	16 607	10 978	10 978
Cash and short-term funds at end of period	9 401	15 221	16 607

This and additional information is available on our website: www.nedcor.com

Old Mutual plc
OML.L

Nedcor Limited Interim Results to 30th June 2003
Important information relating to GAAP presentation

Nedcor Limted. (NED.SJ) ("Nedcor"), the 53%-owned banking subsidiary of Old Mutual plc, ("Old Mutual") has today issued interim results for the six months ending 30th June 2003. The full text of the Nedcor announcement is available via the news service of the JSE Securities Exchange, South Africa, (SENS), or from the company's website www.oldmutual.com .

The unaudited Nedcor results have been prepared in accordance with Generally Accepted Accounting Principles currently applicable in South Africa ("SA GAAP"). For the 2003 reporting year these SA GAAP has been modified due primarily to the implementation of AC133, which is a new reporting standard for financial instruments substantially based upon draft International Accounting Standard 39.

Shareholders should therefore be aware that there are fundamental differences between SA GAAP and the UK reporting standards, adopted by Old Mutual, which is UK GAAP. Old Mutual will report interim results for the six months to 30th June 2003 on 7th August 2003. In the Old Mutual interim accounts the results of Nedcor will be incorporated in the reporting of the Group accounts in accordance with UK GAAP and therefore there will be a number of adjustments in presentation.

In accordance with the AC 133 transitional arrangements, certain adjustments are made directly to reserves in the 30th June 2003 Nedcor accounts and do not flow through the profit and loss account in deriving headline and attributable earnings. These items will be excluded in the Old Mutual Group 30th June 2003 accounts, with the exception being in relation to changes in credit provisioning methodology. The revised methodology for credit provisioning is acceptable for UK GAAP and it will therefore be adopted in the preparation of the Old Mutual Group accounts. The opening balance adjustment will be taken through Old Mutual's profit and loss account, but excluded from the Group's smoothed result.

29 July 2003

Enquiries:

Old Mutual plc, London — **Tel: +44 20 7569 0100**
James Poole
Old Mutual, South Africa — **Tel: +27 11 217 1604**
Nad Pillay

OLD MUTUAL PLC

Interim Dividend 2003

The Directors of Old Mutual plc ("the Company") have declared an interim dividend of 1.7p per share for the six months to 30 June 2003, to be paid on Friday, 28 November 2003.

The record date for this dividend payment is the close of business on Friday, 17 October 2003 for all the Exchanges where the Company's shares are listed. The last day to trade cum dividend on the JSE Securities Exchange South Africa ("JSE") and other African Exchanges will be Friday, 10 October 2003. The shares will trade ex dividend from the opening of business on Monday, 13 October 2003 on the JSE and the other African Exchanges and from the opening of business on Wednesday, 15 October 2003 on the London Stock Exchange.

Shareholders on the South African, Zimbabwe and Malawi branch registers and the Namibian section of the principal register will be paid the local currency equivalent of the dividend under the Dividend Access Trust arrangements established in each country. Local currency equivalents of the dividend will be determined by the Company using exchange rates prevailing at close of business on Thursday, 2 October 2003 and will be announced by the Company on Friday, 3 October 2003.

Shares certificates may not be dematerialised or rematerialised on the South African branch register between Monday, 13 October 2003 and Friday, 17 October 2003, both dates inclusive, and transfers between the registers may not take place during that period.

7 August 2003

Enquiries:

Old Mutual plc, London **+44 20 7569 0100**
James Poole, Director of Investor Relations

Old Mutual, South Africa **+27 11 217 1604**
Nad Pillay

THE STRENGTH OF DIVERSITY THE POWER OF FOCUS


lumbia

OLD MUTUAL | plc


POLICE

Interim Report 2003

OLD MUTUAL PLC IS AN INTERNATIONAL FINANCIAL SERVICES GROUP WHOSE ACTIVITIES ARE FOCUSED ON ASSET GATHERING AND ASSET MANAGEMENT

SA

In South Africa, we are the largest financial services business, through our life assurance, asset management, banking and general insurance operations.

US

In the United states, we are one of the top ten fixed annuity businesses and our multi-style asset management business offers an array of specialist asset management skills.

UK

In the UK, we focus on wealth management. Gerrard, our largest UK operation, is one of the leading private client stockbroking businesses in the country.

Highlights

Continued solid earnings

- Adjusted operating profit*: £395m (2002: £381m), an increase of 4% in Sterling
  R5,122m (2002: R6,059m), a decrease of 15% in Rand
- Operating profit: £378m (2002: £212m), an increase of 78% in Sterling
  R4,899m (2002: R3,376m), an increase of 45% in Rand
- Adjusted operating earnings per share*: 5.6p (2002: 5.8p), a decrease of 3% in Sterling
  73.4c (2002: 92.9c), a decrease of 21% in Rand
- Basic earnings per share: 4.7p (2002: 3.3p), an increase of 42% in Sterling
  61.1c (2002: 52.9c), an increase of 16% in Rand
- Life sales of £261m annual premium equivalent (2002: £288m)
- Total banking assets £22.3bn, adjusted operating profit £101m (2002: £128m)
- Total assets under management £128bn at 30 June 2003 (£124bn at 31 December 2002)
- Adjusted embedded value: £4,059m (31 December 2002: £3,928m), an increase of 3% in Sterling
  R50,212m (31 December 2002: R54,267m), a decrease of 7% in Rand
- Interim dividend of 1.7p (2002: 1.7p) maintained, 21.0 cents in Rand**

Jim Sutcliffe, Chief Executive, commented:
"We have produced solid earnings in the first half, although life assurance sales and margins were lower against a background of volatile market conditions. The impact of management action is coming through and the recent recoveries of the US, UK and South African equity markets from their low points earlier in the year hold out the prospect of better times ahead."

7 August 2003

Wherever the items asterisked in the Highlights are used, whether in the Highlights, the Chief Executive's Statement or the Operating and Financial Review, the following apply:

** Adjusted operating profit represents operating profit before tax and minority interests based on a long term investment return before goodwill amortisation, write-down of investment in Dimension Data Holdings plc, Nedcor restructuring and integration costs and change in credit provisioning methodology. Adjusted operating earnings per share are similarly based, but are stated after tax and minority interests.*

*** Indicative only, being the Rand equivalent of 1.7p converted at the exchange rate prevailing on 30 June 2003. The actual amount to be paid by way of interim dividend to holders of shares on the South African branch register will be by reference to the exchange rate prevailing at the close of business on 2 October 2003, as determined by the Company, and will be announced on 3 October 2003.*

Contents

Chief Executive's statement

Our adjusted operating earnings for the first half of 2003 were solid at 5.6p per share (2002: 5.8p), with results in our life and general insurance businesses ahead of the equivalent period in 2002. We have continued to develop our businesses in line with our declared strategy, despite being buffeted by difficult market conditions.

Our life assurance operations in South Africa benefited from fixed interest-related gains and positive mortality and retention experience, whilst in the USA our life assurance company continued to see the effects of the growth in sales in 2002 come through. Mutual & Federal once again made good progress.

Results at our asset management businesses were down somewhat because of lower average equity market levels and as a result of disposals of businesses since 30 June 2002. Our banking result was negatively impacted by currency effects, the higher costs of long term funding, the short term effects of the cash drain arising from the purchase of BoE and a reduction in earnings from investment banking. In the UK, Gerrard was again able to make a small profit despite the low equity markets as a result of its cost cutting efforts.

Life sales reduced to £261 million on an annual premium equivalent basis (2002: £288m).

Poor equity markets and the absence of a sufficiently competitive range of absolute return products had an adverse impact on our individual business sales in South Africa. Group business premiums were also held back by market conditions, which deterred our clients from purchasing with-profit annuities, and by uncertainty in the pensions arena as a result of recent legislation. Lower volumes also hurt our margins. Our group business sales were focused on low capital, low margin multi-manager products resulting in further downward pressure on average margins.

We had intended to rein in our US life sales, but in the event the very low and declining interest rate environment rapidly curtailed the market for our type of life assurance products. Both sales and margins at our US life business were lower as a result.

To address these issues, we shall be launching a range of funds targeting absolute returns in South Africa in the third quarter and in the USA we have expanded our distribution channels and index tracking product range.

Total funds under management increased from £124 billion at 31 December 2002 to £128 billion at 30 June 2003. We continued to achieve positive net fund inflows at our US asset management operations. Our teams of specialist fund managers and distributors attracted net new funds of $1.9 billion, although with lower average fee levels due to the increased proportion of fixed interest business. The portfolio effect of our mix of different investment styles and investment sectors continued to mute the impacts of volatile markets. Elsewhere around the Group funds under management were broadly stable, but encouraging results were achieved in the UK in our developing businesses, OMAM(UK) and Selestia. We continue to focus heavily on building our distribution muscle in all three of our main territories.

Investment performance has been good in all three regions, although absolute levels of return remain a concern for many customers.

Whilst overall the results of our banking businesses were disappointing, the integration of BoE with Nedcor is proceeding satisfactorily and we continue to expect synergy benefits of R905 million per annum to be achieved by 2006. There has been a significant turnaround in Old Mutual Bank's results now that it is part of Nedcor's operations.

Our South African businesses have been heavily involved in developing industry proposals to address Black Economic Empowerment (BEE) in the context of the proposed Financial Services Charter. Major programmes have been initiated in the areas of procurement, employment equity and investment, and our businesses are committed to playing a full part in this important aspect of the evolution of the new South Africa.

Cost control is a key focus at present in all of our businesses as we seek to deliver increased value for our customers and shareholders.

Our capital position remains strong, bolstered by the issue of $750 million of Guaranteed Cumulative Perpetual Preferred Securities during the first half of the year.

Currency translation effects, particularly the comparative strength of the Rand in the first half of 2003, affected the overall picture as shown in our two reporting currencies. Whilst Rand strength boosted Sterling operating earnings at our South African businesses, it had the reverse effect for those shareholders who consider our results in Rand. It led to significant unrealised translation losses at Nedcor's overseas operations and also contributed to volatility in South African equity market levels, with effects on our life profit as indicated above. In the long run, a strong Rand helps the Group and has a positive effect on our embedded value.

Adjusted embedded value at the end of the period rose in Sterling terms by 3% to £4,059 million or 106p per share, but declined in Rand by 7% to R50,212 million or R13.10 per share, again reflecting the impact of the Rand's strength.

The Board has declared an unchanged interim dividend of 1.7p per share.

OUTLOOK

We remain committed to the development of our three-region (USA/UK/South Africa) business. Our first priority remains the continuing improvement of our existing portfolio of businesses. Our management will continue to use the Group's strengths as an investment manager and product designer to respond to the various challenges that we face and to extend our distribution capability.

The improved investment climate in our three key geographies since April, if maintained, is expected to provide a better background for the Group's businesses in the second half of the year.

Jim Sutcliffe
Chief Executive

7 August 2003

Operating and financial review

BUSINESS REVIEW

SOUTH AFRICA

LIFE ASSURANCE

Financial performance

The South African life business operating profit, before long term investment return, of R1,592 million, was 3% up on the R1,541 million recorded in the same period last year, although it was adversely affected by lower levels of average assets. However, this result was helped by favourable investment experience in bond portfolios backing annuities and risk products, as well as favourable mortality and retention experience variances.

The total annual premium equivalent (APE) of the Group's South African life sales for the period was R1,576 million, 3% lower than the corresponding period last year, while the after tax value of new business at R285 million was 29% lower. The average margin on new business after tax reduced from 25% to 18% of APE. This was due to both lower new business volumes affecting the funding of new business expenses and lower sales of equity-based savings products as consumers remained averse to risk.

Funds under management at the Group's South African life business totalled R221 billion at 30 June 2003, which represented a decrease of 3% over the position at 31 December 2002. Lower equity markets and a stronger Rand contributed to this decline.

The life company's capital on the relevant local basis decreased by R2.7 billion to R29 billion at 30 June 2003, but the business remains well capitalised at 2.2 times the required statutory capital.

Outlook

Client expectations are being actively managed through various marketing campaigns on the merits of long term investment and absolute and relative investment performance. Management is focused on customer segmentation, a broad range of new generation products and a productive distribution force. Cost containment, particularly extracting efficiencies through cross-business synergies, remains a key focus for management.

Individual Business

Financial performance

Operating profit, before long term investment return, of R1,152 million was 5% higher than the same period last year. The fall in interest rates resulted in favourable investment experience in bond portfolios, which back certain annuity and risk products. Favourable mortality and retention experience variances also contributed to the improved result.

New business volumes were lower than in the previous year. New business APE of R1,196 million was 6% lower than the R1,270 million reported in the first half of 2002. Recurring premium business was up 9%, driven primarily by sales of the market leading Greenlight risk product. However, single premium business was down 32% due to customers purchasing less equity-based savings products at a time of market volatility.

The value of new business after tax of R177 million, was 32% lower as a consequence of reduced new business volumes, the movement out of equity-based products into lower margin, interest-bearing products, and continued investment in distribution.

Business development

In an industry first, an internal ombudsman was appointed to resolve claims-related and service disputes in a fair, equitable and speedy manner.

The reorganisation of bancassurance arrangements with Nedcor has now been completed. The rebranding of Permanent Bank branches as Old Mutual Bank was successfully concluded with minimal attrition of customers. In the first six months of 2003, deposits of R458 million were attracted by Old Mutual Bank. Following the merger of Nedcor and BoE, an integrated full service offering which includes wealth management advice, stockbroking and private banking is now available to our high net worth customers.

The size of the distribution force remained stable, with further improvements in its productivity, and the infrastructure in Gauteng was strengthened during the first half.

Group business

Financial performance

Operating profit, before long term investment return, of R440 million was 1% lower than in the same period last year. Favourable investment experience in the bond portfolio backing risk products was offset by the decrease in average policyholder funds following poor equity performance.

New business APE of R380 million was up 7% from R354 million in the first half of 2002. Group single premium sales were positively impacted as clients switched multi-manager new business from Nedcor.

The value of new business after tax of R108 million was 24% lower than the equivalent period last year due to the greater proportion of lower margin, less capital intensive multi-manager business. The proportion of high margin with-profit annuity business declined accordingly.

Business development

The *Symmetry* multi-manager offering was extended after the closure of NIB Investments and Edge Investments. New structured and preferred risk products were launched and investment in new administration systems continued in the first half of 2003.

ASSET MANAGEMENT

Financial performance

The South African asset management adjusted operating profit was R233 million compared to R207 million in the same period last year. Total funds managed in South Africa were unchanged from 31 December 2002 at R215 billion, despite market volatility.

Adjusted operating profit was negatively impacted by lower levels of funds under management, offset by a movement to higher margin products, tight expense control and one-off costs in Old Mutual Unit Trusts in the prior year.

Total net fund inflows into the asset management businesses (Old Mutual Asset Managers (South Africa) (OMAM(SA)), Old Mutual Unit Trusts and Fairbairn Capital) were R1.4 billion over the period.

OMAM(SA)'s performance continued to sustain the good relative investment results apparent at the end of 2002. Specialist equity mandates continued to perform well, with most being ahead of benchmarks for the twelve-month period to the end of June 2003.

Old Mutual Unit Trusts' new *4 Plus* range of products, targeting the middle-income investor, was favourably received by the market.

BANKING

NEDCOR

The results of Nedcor Limited (Nedcor), the Group's 53% owned banking subsidiary, have been incorporated into the Group accounts in accordance with UK GAAP. Nedcor has adopted a new accounting standard on the recognition and measurement of financial instruments (AC133) for local reporting requirements. Under UK GAAP, the AC133 adjustments have been excluded, with the exception being in relation to changes in credit provisioning methodology. This has resulted in a one-off increase of R963 million in opening specific provisions, which has been taken to the profit and loss account, but excluded from adjusted operating profit. The results of BoE are excluded from the 30 June 2002 comparatives, as it was acquired with effect from 2 July 2002.

Financial performance

Nedcor experienced a challenging first six months in 2003, with earnings for the period lower than for the comparable period in 2002. Adjusted operating profit of R1,308 million is stated before goodwill amortisation (R161 million), write-down of investment in Dimension Data Holdings plc (R136 million), restructuring and integration costs (R134 million) and change in credit provisioning methodology (R963 million). This compares with R2,035 million for the first half of 2002, decrease of 36%. Adjusted operating profit includes translation losses of R658 million (2002: R436 million).

A challenging operating climate, weaker financial markets and the stronger Rand held back Nedcor's earnings in the first half of 2003. Banking business and advances growth benefited from the BoE acquisition. Interest margins were under pressure, while investment banking and wealth management revenues were below target. In addition, the stronger average value of the Rand compared to the same period last year diminished the Rand value of international earnings. However, there was a significant turnaround in Old Mutual Bank's results, which experienced a successful half year largely as a result of corrective action taken by management under the new ownership structure.

Excluding BoE, advances grew over the comparable period in 2002, with net interest income growing at a lower rate reflecting the increased pressure on margins. The interest margin declined due to changes in funding requirements, but was flat when compared to the second half of 2002. The Group's market share increased marginally over the previous year with high client retention figures.

Credit quality, including unsecured micro-loans, was satisfactory despite the high interest rate environment. The high level of non-performing loans, which include the legacy of some acquired businesses, continues to receive management attention.

Operating expenses of R5,217 million over the period, including translation losses of R658 million, increased by 73% from R3,017 million in the equivalent period in 2002.

As calculated locally, the cost to income ratio increased to 67.2% from 53.4% in the equivalent period in 2002 as a result of lower revenue growth. Management has put stringent cost control measures in place to reduce this ratio to former levels, particularly focusing on cost containment and aligning costs with relevant income streams.

Again as calculated locally, Nedcor's capital adequacy at 30 June 2003 was 10.1%, which compares to 11.2% at 30 June 2002, and has been affected by the BoE integration. This is being carefully monitored by management to ensure compliance with the statutory requirement of 10%.

Business development and outlook

The merger and reorganisation activities undertaken during the reporting period included the legal consolidation of banking licences on 1 January 2003, the integration of the four treasuries of Nedbank, Cape of Good Hope Bank, NIB and BoE and the establishment of a private client wealth management joint venture with Old Mutual South Africa.

The integration of BoE into the Nedcor group is on track and on target to achieve total merger benefits of R905 million by 2006, with 2003 being a year of transition and real synergy benefits expected to come through in 2004 and 2005. Restructuring and integration costs of R134 million were incurred more quickly than anticipated because the merger is being implemented ahead of plan. Management is focused on fast tracking the integration for substantial operational synergies, particularly client service and retention, cost containment and addressing underperforming areas. Priorities are to realise these synergies, bed down the merger, lower funding costs and continue to deliver good service to clients.

Nedcor is working with the Banking Council and the rest of the industry to develop an empowerment charter for the banking sector. Prior to this process, Nedcor had undertaken a major transaction with the sale of an empowerment stake in Peoples Bank and has subsequently undertaken a number of other initiatives.

GENERAL INSURANCE

MUTUAL & FEDERAL

Financial performance

Mutual & Federal Insurance Company Limited (Mutual & Federal), the Group's 51% owned general insurance subsidiary, generated an adjusted operating profit of R368 million in the first six months of 2003, 19% higher than the R308 million earned in the first half of 2002. The solvency margin, being the ratio of net assets to net premiums, remained satisfactory and was in excess of 50% at 30 June 2003.

Management's increased emphasis on appropriate product pricing resulted in a 14% growth in premiums, at R3.0 billion for the first six months of 2003, compared to R2.6 billion in the first half of 2002. This was accompanied by corrective action taken on risk selection, which resulted in a further improvement in the underwriting result to R93 million for this reporting period. Trading results during the period were favourable with claims activity remaining stable, particularly an absence of severe weather-related losses. In addition, improved levels of crime awareness and a number of motor claim handling initiatives assisted in controlling claims costs.

Interest income grew strongly during the first six months of the year due to increased levels of funds on deposit and continued high interest rates. Dividend income declined as a result of lower levels of equity holdings. The net asset value per share reduced following a fall in the value of listed equities.

Business development and outlook

Mutual & Federal continued to develop business opportunities through strong relationships with intermediaries, including the implementation of the "Vehicle Accident Management Process", which provides a comprehensive roadside service to clients involved in motor accidents.

Management's focus remains on identifying and implementing additional cost saving opportunities, with a view to improving the long term profitability of the organisation. This includes striving to become the lowest cost service provider with projects underway to automate routine processes and provide quicker access to financial information.

USA

US LIFE

Financial performance

Benefiting from the strong sales in 2002, our US life business's adjusted operating profit of $62 million was 29% up on the $48 million recorded in the same period last year. Total APE for the period, at $207 million, was 18% lower than the corresponding period last year, which was a record year in its history.

Whilst the life assurance business continues to grow strongly, the macro-economic environment is presenting a number of challenges to its annuity business. Interest rates at their lowest level in forty years, combined with a flattening yield curve, reduced the relative attractiveness of interest-related products, which provided much of the premium growth in 2002 and have led to a growing market in equity-indexed products. The market has favourably received a range of new equity-indexed products that were launched by Fidelity & Guaranty Life at the end of 2002. A number of new life assurance products were launched that are attracting significant premiums. The average margin on new business after tax reduced from 18% to 11% of APE, reflecting the interest rate squeeze. The value of new business after tax at $22 million was 51% lower than in the equivalent period last year.

The launch in 2003 of the OMNIA Life (Bermuda) operations allows US life to offer US style products to an international customer base. This new channel gives the business direct exposure to variable annuity products and an important new conduit to large US banks.

The value of in-force life business of $652 million increased by 19% from $549 million at the beginning of the year. Funds under management totalled $12.5 billion at 30 June 2003, an increase of 19% over the year end. $63 million of capital was injected into the company during the first six months of 2003 to support new business written.

Business development and outlook

US life has enhanced retail sales volume through its multiple distribution channel strategy, which now includes sales offshore and a competitive multi-brand product range.

The continuing capital support from the Group enabled US life to take advantage of profitable wholesale opportunities in the marketplace. Fidelity & Guaranty Life also continued to strengthen its relationships with Managing General Agencies.

As trading conditions are expected to remain challenging for the rest of 2003, US life will continue to adapt by designing and selling products, which allow competitive positioning in the retail market. A lower level of overall sales is anticipated in 2003, but nevertheless for Fidelity & Guaranty Life considerably higher than in any year prior to its acquisition by Old Mutual.

US ASSET MANAGEMENT

Financial performance

Adjusted operating profit of $61 million for the Group's US asset management business increased 13% from $54 million in the second half of 2002. After allowance for the impact of affiliates disposed of during the period, the increase in adjusted operating profit was 22% above the results of the second half of 2002. When compared to the equivalent period in 2002, adjusted operating profit decreased by 31% from $88 million, or 21% after allowance for sold firms, being adversely affected by lower average market levels.

The well-balanced composition of the business and positive equity markets in the second quarter helped to mitigate the negative impact of the first quarter's decline. Operating costs were actively managed against this background to ensure that operating margins were maintained.

Funds under management grew 7% to $136 billion, compared to $127 billion at the beginning of the year. After allowing for year to date divestitures of $3.3 billion of funds, the increase was 11% from $123 billion. Net cash inflows of $1.9 billion included $0.8 billion from US life. Market impact boosted assets by an additional $10.5 billion.

While cash flows were biased towards fixed income products, the primary driver for the increase in funds under management was the result of strong performance within domestic equity portfolios. Major domestic equity indices recovered from first quarter losses to double digit returns in the second quarter, resulting in overall positive performance for the six months.

Superior long term fund performance was sustained throughout volatile market conditions. On an asset-weighted basis, the four and five-star rated funds managed by the Group's US asset management firms represented 65% of total funds rated by Morningstar.

Business development and outlook

The rationalisation of the group is largely complete following the divestiture of a further three firms in 2003. The organisation now comprises a stable core of twenty-one affiliates and is well positioned to lead the business forward under an integrated 'one firm' strategy.

Management strategy continues to focus on leveraging the diverse product and distribution capabilities of the various firms, both externally and within the wider Group.

The capability of the centralised marketing entity established in 2002 continues to evolve. Sales and services resources at an affiliate level were also strengthened. The PBHG platform, which was expanded in 2002 to provide access to other affiliates' products in the mutual fund marketplace, attracted new funds of $460 million to these affiliates since the beginning of the year. Two new funds are planned to join the platform later this year. The synergistic relationship with US life is being further consolidated, with Dwight and Analytic continuing to manage key components of its portfolio and eSecLending managing its bond lending programme.

Management remains committed to driving organic growth from a core group of entrepreneurial investment firms. The business will continue to exploit its current strength in the institutional market, while investing in selected managed account and retail growth opportunities. This includes the strengthening of the suite of investment products, investment in the retail distribution platform, affiliate and central sales forces, and continued focus on client retention.

UK & REST OF WORLD ASSET MANAGEMENT

Private Client (UK)

Financial performance

Despite the average level of the FTSE 100 Index falling by 25%, adjusted operating profit of £3 million from Gerrard was unchanged from the equivalent period in 2002. Profit levels were maintained through a combination of expense reductions, operational efficiencies and revenue improvements.

Funds under management of £12 billion at 30 June 2003 were consistent with 31 December 2002 levels, and fund quality improved as pricing initiatives began to take effect.

Fee income for the period declined by 19%, which compares favourably to the reduction in average market levels. Trading activity remained relatively robust in the face of market adversity, as fund managers pursued opportunities to manage the effects of market conditions on client portfolios. Operating costs of £48 million incurred in the period compared to £60 million in the first half of 2002, a reduction of 20%.

Business development and outlook

The business will continue to take advantage of trading opportunities to build client value as markets cautiously recover, and cost levels will be carefully managed. Revenue enhancing initiatives are gaining momentum and wider service offerings such as financial planning are progressing well.

Fund Management

Financial performance

Adjusted operating profit from the Group's UK & Rest of World fund management businesses of £5 million compared to an adjusted operating profit of £3 million in the equivalent period in 2002.

Included in these results are Old Mutual Asset Managers (UK) (OMAM(UK)), Old Mutual Asset Managers (Bermuda) and Bright Capital. The improved operating result in 2003 reflects the impact of successful hedge fund launches by OMAM(UK) and a more streamlined cost base in the UK.

OMAM (UK)

Strong investment performance and successful new product launches were key highlights so far this year. Overall, 63% of OMAM(UK)'s asset-weighted retail funds achieved top quartile ranking over one year relative to peer group performance. Total net external fund inflows into the business were £230 million in the first half of 2003.

Six new hedge funds were launched during the first half of 2003, attracting £173 million of new funds in the period.

Bright Capital

GNI FM, the fund of hedge funds manager, was relaunched as Bright Capital in May 2003. The Bright Capital proposition is 'Controlling Risk' and is consistent with a distinctive hedge fund investment process designed to achieve transparency, liquidity and good corporate governance. Significant investment has been made in the business's risk platform, and an innovative product range is being developed that will be marketed to institutional and private clients.

Other Financial Services

Adjusted operating losses from the Group's UK & Rest of World other financial services businesses were £7 million compared to a £1 million loss recorded in the same period last year. The increased loss was due to the reclassification of Selestia from life assurance to other financial services reflecting the mix of products sold. The 2002 comparatives also included the results of GNI, Old Mutual Securities and King & Shaxson Bond Brokers, which were sold in the fourth quarter of 2002.

Selestia

Selestia's business continued to grow, with sales in the period increasing from the prior year total sales figure. Management focus since launch has been to develop strong working relationships with quality IFAs dealing with the high net worth market. As a result several large mandates have been won.

LIFE ASSURANCE

Adjusted operating profit from the Group's UK & Rest of World life businesses was £8 million in the first half of 2003 compared to a loss of £3 million for the equivalent period in 2002. The increase was largely due to the sale of Old Mutual International's International Personal Portfolio Bond book, which released £4 million to profit. Selestia's adjusted operating losses of £6 million were included in the 2002 result.

GROUP FINANCIAL REVIEW

Financial performance

Operating profit on ordinary activities before tax of £378 million increased from £212 million in the first half of 2002. Basic earnings per share were 4.7p in 2003 compared with 3.3p in the equivalent period last year. Adjusted operating profit grew 4% to £395 million from £381 million in the same period last year. Adjusted operating earnings per share of 5.6p decreased 3% compared with 5.8p in the first half of 2002; however, this represented a 2% increase over the second half of 2002.

Achieved profits

The Group's adjusted operating profit on an achieved profits basis of £429 million decreased by 10% from £477 million in 2002. Adjusted operating earnings per share on an achieved profits basis of 6.0p declined from 7.7p. Embedded value (adjusted for the market value uplift of listed subsidiaries) of £4,059 million at 30 June 2003 also increased by 3% from £3,928 million at 31 December 2002. Embedded value per share was 106p at 30 June 2003 compared to 104p at 31 December 2002.

Capital

Shareholders' capital benefited from a stronger Rand, as well as the raising of £37 million through a placing of new shares issued in connection with the second fixed instalment of payments due to Harold Baxter and Gary Pilgrim as part of the restructuring of the Pilgrim Baxter revenue sharing agreement announced in 2002.

The Group continued its strategy of diversifying its funding sources during the first half of 2003, successfully issuing $750 million of Guaranteed Cumulative Perpetual Preferred Securities. The Securities, which are redeemable at the Group's election from December 2008, provide core long term funding and improve the Group's gearing (core debt[1] over core debt plus equity shareholders' funds) to 21%, compared with 30% at 31 December 2002.

In addition, the Group's Euro Commercial Paper programme has continued to be well supported, while committed bank facilities have been maintained, ensuring the Group retains a high degree of financial flexibility within an efficient and balanced capital structure.

The solvency ratios of the Group's key businesses at 30 June were as follows: excess assets equivalent to 2.2 and 2.5 times statutory capital at the South African and US life businesses respectively; a capital adequacy ratio of 10.1% at Nedcor and a solvency margin in excess of 50% at Mutual & Federal. In all cases, these are above the minimum statutory requirements.

Taxation

The Group's effective rate (based on the tax charge as a proportion of adjusted operating profit) of 32.7% represents an increase from 27.8% in the first half of 2002. The higher rate reflects the impact of a reduction in Nedcor's proportion of low taxed income and additional South African Secondary Tax on Companies.

[1] Core debt excludes debt from banking activities and is net of cash and short term investments which are immediately available to repay debt.

Long term investment return

The long term investment return assumption used in calculating the adjusted earnings of the Group's South African life and general insurance businesses for 2003 is unchanged at 14% for equities. Changes in the composition of the South African investment portfolios has resulted in the introduction of long term investment returns for cash and other investible assets, resulting in a weighted average long term investment return of 13.4%. The return earned by assets, mainly bonds, backing the Group's US life business's liabilities has been smoothed by reference to the actual yield earned by the portfolio, resulting in a long term rate of return of 6.04%.

Dividend

The Board has declared an interim dividend of 1.7p per share, which will be paid on 28 November 2003 to shareholders recorded at the close of business on 17 October 2003. The equivalent of this dividend in the local currencies of South Africa, Malawi, Namibia and Zimbabwe will be determined by the Company on 2 October 2003 and will be announced to the markets on 3 October 2003. The Company's shares will trade ex dividend from the opening of business on 13 October 2003 on the JSE Securities Exchange South Africa and the Malawi, Namibian and Zimbabwean Stock Exchanges and from the opening of business on 15 October 2003 on the London Stock Exchange. The last dates to trade cum-dividend will therefore be 10 October 2003 (in South Africa, Malawi, Namibia and Zimbabwe) and 14 October 2003 (in London).

No dematerialisation or rematerialisation of shares within the South African STRATE system may take place between 13 October 2003 and 17 October 2003 (both dates inclusive).

Julian V F Roberts
Group Finance Director

7 August 2003

Independent Review Report by KPMG Audit Plc to Old Mutual plc

Introduction

We have been engaged by the Company to review the financial information set out on pages 9 to 28 and the supplementary financial information set out on pages 29 to 37 prepared on an achieved profits basis, and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

KPMG Audit Plc
Chartered Accountants
London

7 August 2003

Consolidated profit and loss account

for the six months ended 30 June 2003

	Notes	6 months to 30 June 2003 £m	6 months to 30 June 2002 £m	Year to 31 December 2002 £m	6 months to 30 June 2003 Rm	6 months to 30 June 2002 Rm	Year to 31 December 2002 Rm
South Africa							
Technical result		**123**	97	208	**1,592**	1,541	3,283
Long term investment return		**83**	63	135	**1,075**	1,000	2,131
Life assurance	5(b)(iii)	**206**	160	343	**2,667**	2,541	5,414
Asset management	5(c)	**18**	13	28	**233**	207	441
Banking	5(d)	**74**	99	165	**959**	1,579	2,605
General insurance	5(e)	**28**	19	35	**368**	308	556
		326	291	571	**4,227**	4,635	9,016
United States							
Life assurance	5(b)(iii)	**39**	33	83	**505**	524	1,310
Asset management	5(c)	**37**	60	95	**479**	951	1,500
		76	93	178	**984**	1,475	2,810
UK & Rest of World							
Life assurance	5(b)(iii)	**8**	(3)	(3)	**104**	(47)	(47)
Asset management	5(c)	**1**	5	2	**14**	80	31
Banking	5(d)	**27**	29	56	**349**	456	884
		36	31	55	**467**	489	868
		438	415	804	**5,678**	6,599	12,694
Other shareholders' income/(expenses)	5(f)	**(13)**	(9)	(22)	**(168)**	(143)	(347)
Debt service costs		**(30)**	(25)	(58)	**(388)**	(397)	(916)
Adjusted operating profit*	5(a)	**395**	381	724	**5,122**	6,059	11,431
Goodwill amortisation	9	**(47)**	(55)	(120)	**(608)**	(873)	(1,895)
Write-down of investment in Dimension Data Holdings plc		**(11)**	(52)	(68)	**(136)**	(830)	(1,080)
Nedcor restructuring and integration costs	5(d)(ii)	**(10)**	–	(14)	**(134)**	–	(227)
Change in credit provisioning methodology	5(d)(iii)	**(74)**	–	–	**(963)**	–	–
Short term fluctuations in investment return	6	**125**	(62)	(91)	**1,618**	(980)	(1,439)
Operating profit on ordinary activities before tax		**378**	212	431	**4,899**	3,376	6,790
Non-operating items	8	**(13)**	38	(6)	**(168)**	603	(88)
Profit on ordinary activities before tax		**365**	250	425	**4,731**	3,979	6,702
Tax on profit on ordinary activities	7	**(191)**	(97)	(224)	**(2,472)**	(1,540)	(3,535)
Profit on ordinary activities after tax		**174**	153	201	**2,259**	2,439	3,167
Minority interests – equity	10(a)	**15**	(32)	(44)	**194**	(508)	(695)
Minority interests – non-equity		**(14)**	–	–	**(181)**	–	–
Profit for the financial period		**175**	121	157	**2,272**	1,931	2,472
Dividends paid and proposed	4	**(64)**	(63)	(176)	**(792)**	(998)	(2,556)
Retained profit/(loss) for the financial period		**111**	58	(19)	**1,480**	933	(84)

Earnings per share		p			c		
Adjusted operating earnings per share*	3	**5.6**	5.8	11.3	**73.4**	92.9	179.0
Basic earnings per share	3	**4.7**	3.3	4.3	**61.1**	52.9	67.4
Diluted earnings per share	3	**4.6**	3.2	4.3	**60.0**	51.0	67.4
Dividend per share	4	**1.7**	1.7	4.8	**21.0****	27.3	69.6
Weighted average number of shares – millions		**3,717**	3,652	3,670	**3,717**	3,652	3,670

* *Adjusted operating profit represents operating profit before tax and minority interests based on a long term investment return before goodwill amortisation, write-down of investment in Dimension Data Holdings plc, Nedcor restructuring and integration costs and change in credit provisioning methodology. Adjusted operating earnings per share are similarly based, but are stated after tax and minority interests.*

** *Indicative only – the actual amount of the dividend per share in Rand will be determined by reference to the exchange rate prevailing on 2 October 2003 and announced by the Company on 3 October 2003.*

Consolidated statement of total recognised gains and losses

for the six months ended 30 June 2003

	£m			Rm		
	6 months to June 2003	6 months to 30 June 2002	Year to 31 December 2002	**6 months to 30 June 2003**	6 months to 30 June 2002	Year to 31 December 2002
Profit for the financial period	**175**	121	157	**2,272**	1,931	2,472
Foreign exchange movements	**174**	117	295	**(2,001)**	(2,069)	(5,110)
Total recognised gains and losses for the period	**349**	238	452	**271**	(138)	(2,638)

Reconciliation of movements in consolidated equity shareholders' funds

for the six months ended 30 June 2003

		£m			Rm		
	Notes	**6 months to 30 June 2003**	6 months to 30 June 2002	Year to 31 December 2002	**6 months to 30 June 2003**	6 months to 30 June 2002	Year to 31 December 2002
Total recognised gains and losses for the period		**349**	238	452	**271**	(138)	(2,638)
Dividends paid and proposed	4	**(64)**	(63)	(176)	**(792)**	(998)	(2,556)
		285	175	276	**(521)**	(1,136)	(5,194)
Issue of new capital		**37**	39	39	**479**	619	619
Shares issued under option schemes		**–**	–	1	**–**	–	16
Net addition/(reduction) to equity shareholders' funds		**322**	214	316	**(42)**	(517)	(4,559)
Equity shareholders' funds at the beginning of the period		**2,786**	2,470	2,470	**38,486**	43,045	43,045
Equity shareholders' funds at the end of the period		**3,108**	2,684	2,786	**38,444**	42,528	38,486

Consolidated balance sheet

at 30 June 2003

	Notes	£m At 30 June 2003	£m At 31 December 2002	£m At 30 June 2002	Rm At 30 June 2003	Rm At 31 December 2002	Rm At 30 June 2002
Intangible assets							
Goodwill	9	**1,552**	1,598	1,561	**19,198**	22,075	24,734
Insurance and other assets							
Investments		**21,682**	19,502	17,729	**268,189**	269,402	280,918
Assets held to cover linked liabilities		**4,716**	4,317	4,337	**58,333**	59,635	68,720
	5(g)	**26,398**	23,819	22,066	**326,522**	329,037	349,638
Reinsurers' share of technical provisions		**385**	370	351	**4,762**	5,111	5,562
Debtors		**1,177**	429	9,186	**14,557**	5,925	145,553
Other assets		**888**	845	1,011	**10,984**	11,674	16,019
Cash at bank and in hand		**614**	565	635	**7,595**	7,805	10,062
Prepayments and accrued income		**683**	565	226	**8,448**	7,806	3,581
Total insurance and other assets		**30,145**	26,593	33,475	**372,868**	367,358	530,415
Banking assets							
Cash and balances at central banks		**760**	1,202	961	**9,401**	16,607	15,227
Treasury bills and other eligible bills		**1,566**	1,085	581	**19,370**	14,987	9,210
Loans and advances to banks		**1,467**	1,228	468	**18,146**	16,963	7,416
Loans and advances to customers		**14,679**	12,854	8,920	**181,567**	177,566	141,338
Debt securities		**886**	1,061	724	**10,959**	14,647	11,472
Equity securities		**411**	965	209	**5,084**	13,331	3,312
Interest in associated undertakings		**132**	124	122	**1,633**	1,713	1,933
Other assets		**1,858**	2,384	299	**22,981**	32,929	4,734
Prepayments and accrued income		**539**	474	341	**6,667**	6,548	5,403
Total banking assets		**22,298**	21,377	12,625	**275,808**	295,291	200,045
Total assets		**53,995**	49,568	47,661	**667,874**	684,724	755,194
Capital and reserves							
Called up share capital		**383**	378	378	**4,737**	5,222	5,989
Share premium account		**584**	552	551	**7,224**	7,625	8,731
Merger reserve		**184**	184	184	**2,276**	2,542	2,915
Profit and loss account		**1,957**	1,672	1,571	**24,207**	23,097	24,893
Equity shareholders' funds		**3,108**	2,786	2,684	**38,444**	38,486	42,528
Minority interests							
Equity	10(a)	**795**	783	617	**9,834**	10,816	9,776
Non-equity	10(b)	**606**	144	–	**7,492**	1,992	–
		1,401	927	617	**17,326**	12,808	9,776
Subordinated liabilities		**17**	18	21	**210**	249	333
Insurance and other liabilities							
Technical provisions		**19,381**	17,655	16,023	**239,727**	243,888	253,886
Technical provisions for linked liabilities		**4,716**	4,317	4,337	**58,333**	59,635	68,720
Provisions for other risks and charges		**575**	486	428	**7,112**	6,714	6,782
Creditors		**2,607**	1,789	10,456	**32,250**	24,710	165,676
Amounts owed to credit institutions	11	**497**	767	857	**6,147**	10,596	13,580
Convertible loan stock	12(a)	**385**	404	420	**4,762**	5,581	6,655
Accruals and deferred income		**140**	184	170	**1,732**	2,542	2,694
Total insurance and other liabilities		**28,301**	25,602	32,691	**350,063**	353,666	517,993
Banking liabilities							
Deposits by banks		**3,348**	2,110	1,144	**41,412**	29,148	18,133
Customer accounts		**14,057**	12,070	8,668	**173,874**	166,735	137,345
Debt securities in issue		**1,111**	2,266	1,060	**13,742**	31,303	16,790
Other liabilities		**1,947**	3,149	476	**24,083**	43,487	7,548
Provision for liabilities and charges		**103**	105	104	**1,274**	1,450	1,648
Subordinated liabilities		**588**	521	196	**7,273**	7,197	3,100
Convertible loan stock	12(b)	**14**	14	–	**173**	195	–
Total banking liabilities		**21,168**	20,235	11,648	**261,831**	279,515	184,564
Total liabilities		**53,995**	49,568	47,661	**667,874**	684,724	755,194

Consolidated cash flow statement

for the six months ended 30 June 2003

	£m			Rm		
	6 months to 30 June 2003	6 months to 30 June 2002	Year to 31 December 2002	**6 months to 30 June 2003**	6 months to 30 June 2002	Year to 31 December 2002
Net cash (outflow)/inflow from operating activities	**(631)**	608	1,207	**(8,164)**	9,664	19,047
Net cash outflow from returns on investments and servicing of finance including dividends paid to minority interests	**(61)**	(41)	(93)	**(790)**	(651)	(1,468)
Total tax paid	**(90)**	(129)	(132)	**(1,165)**	(2,049)	(2,084)
Net cash inflow/(outflow) from capital expenditure and financial investment	**64**	(39)	(26)	**829**	(619)	(411)
Net cash (outflow)/inflow from acquisitions and disposals	**(23)**	80	(160)	**(298)**	1,270	(2,526)
Equity dividends paid	**(114)**	(110)	(175)	**(1,476)**	(1,747)	(2,763)
Net cash inflow from financing activities	**165**	5	260	**2,136**	79	4,108
Net cash (outflow)/inflow of the Group excluding long term business	**(690)**	374	881	**(8,928)**	5,947	13,903
Cash flows relating to insurance activities were invested as follows:						
Increase in cash holdings	**102**	106	41	**1,320**	1,677	647
(Decrease)/increase in net portfolio investments	**(233)**	1	483	**(3,016)**	23	7,631
	(131)	107	524	**(1,696)**	1,700	8,278
Cash flows relating to banking activities were invested as follows:						
(Decrease)/increase in cash and balances at central banks	**(559)**	267	357	**(7,232)**	4,247	5,625
Net cash (outflow)/inflow of the Group excluding long term business	**(690)**	374	881	**(8,928)**	5,947	13,903
Reconciliation of operating profit to operating cash flow						
Operating profit from insurance and other activities	**384**	143	326	**4,978**	2,282	5,145
Operating (loss)/profit from banking activities	**(6)**	69	105	**(79)**	1,094	1,645
Operating profit on ordinary activities before tax	**378**	212	431	**4,899**	3,376	6,790
Write-down of investment in Dimension Data Holdings plc	**11**	52	68	**142**	830	1,080
Change in credit provisioning methodology	**74**	–	–	**958**	–	–
Unrealised investment losses/(gains)	**(185)**	35	68	**(2,395)**	552	1,074
Other insurance and other activities non cash flow items	**(246)**	120	464	**(3,185)**	1,905	7,318
Other banking non cash flow items	**(663)**	189	176	**(8,583)**	3,001	2,785
Net cash (outflow)/inflow from operating activities	**(631)**	608	1,207	**(8,164)**	9,664	19,047

The cash flows presented in this statement exclude all cash flows relating to policyholders' funds for the long term business.

Notes to the financial statements

for the six months ended 30 June 2003

1 BASIS OF PREPARATION

The results for the six months to 30 June 2003 and the position at that date have been prepared using accounting policies consistent with those used in the Group 2002 Annual Report. These accounting policies are in accordance with the Statement of Recommended Practice on "Accounting for Insurance Business" issued by the Association of British Insurers in December 1998 ("ABI SORP") and the British Bankers' Association Statements of Recommended Practice on Advances (1997), Securities (1990), Derivatives (2001), Contingent Liabilities and Commitments (1996) and Segmental Reporting (1993).

For details of changes in credit provisioning methodologies during the period, refer Note 5(d)(iii).

The results for the six months ended 30 June 2003 and 2002 are unaudited, but have been reviewed by the auditors whose report is presented on page 8. The auditors have reported on the statutory accounts for the year ended 31 December 2002 and the accounts have been delivered to the Registrar of Companies. The auditors' report in respect of the year ended 31 December 2002 was unqualified and did not contain a statement under section 237 (2) or (3) of the UK Companies Act 1985.

These financial statements do not constitute statutory accounts as described in section 240 of the UK Companies Act 1985.

2 FOREIGN CURRENCIES

The information contained in these financial statements is expressed in both Sterling and South African Rand. This is in order to meet both the legal requirements of the UK Companies Act 1985 and to provide the users of the accounts in South Africa with illustrative information.

The principal exchange rates used to translate the operating results, assets and liabilities of key foreign business segments to Sterling are:

	Rand			US$		
	6 months to 30 June 2003	*6 months to* 30 June 2002	*Year to* 31 December 2002	**6 months to 30 June 2003**	*6 months to* 30 June 2002	*Year to* 31 December 2002
Profit and loss account (average rate)	**12.9459**	15.8800	15.7878	**1.6110**	1.4445	1.5030
Balance sheet (closing rate)	**12.3692**	15.8451	13.8141	**1.6528**	1.5279	1.6105

Notes to the financial statements continued

for the six months ended 30 June 2003

3 EARNINGS AND EARNINGS PER SHARE

Basic earnings per share is calculated based upon the profit after tax attributable to equity shareholders after goodwill amortisation, write-down of investment in Dimension Data Holdings plc, Nedcor restructuring and integration costs, change in credit provisioning methodology, short term fluctuations in investment return and non-operating items.

The directors' view is that adjusted operating earnings per share derived from adjusted operating profit or loss after tax and minority interests provides a better indication of the underlying performance of the Group. A table reconciling operating profit on ordinary activities after tax and minority interests to adjusted operating profit after tax and minority interests is included below.

				£m			Rm
	Notes	**6 months to 30 June 2003**	6 months to 30 June 2002	Year to 31 December 2002	**6 months to 30 June 2003**	6 months to 30 June 2002	Year to 31 December 2002
Profit on ordinary activities after tax and minority interests		**175**	121	157	**2,272**	1,931	2,472
Goodwill amortisation net of minority interests		**40**	51	104	**518**	810	1,646
Write-down of investment in Dimension Data Holdings plc net of tax and minority interests		**6**	22	29	**78**	350	467
Nedcor restructuring and integration costs net of tax and minority interests	5(d)(ii)	**5**	–	7	**69**	–	104
Change in credit provisioning methodology net of tax and minority interests	5(d)(iii)	**24**	–	–	**311**	–	–
Short term fluctuations in investment return net of tax and minority interests		**(55)**	39	75	**(712)**	619	1,192
Non-operating items net of tax	8	**15**	(20)	44	**194**	(317)	688
Adjusted operating profit after tax and minority interests		**210**	213	416	**2,730**	3,393	6,569

			p			c
Basic earnings per share	**4.7**	3.3	4.3	**61.1**	52.9	67.4
Goodwill amortisation net of minority interests	**1.1**	1.3	2.8	**13.9**	22.2	44.9
Write-down of investment in Dimension Data Holdings plc net of tax and minority interests	**0.2**	0.6	0.8	**2.1**	9.6	12.7
Nedcor restructuring and integration costs net of tax and minority interests	**0.1**	–	0.2	**1.9**	–	2.8
Change in credit provisioning methodology net of tax and minority interests	**0.6**	–	–	**8.4**	–	–
Short term fluctuations in investment return net of tax and minority interests	**(1.5)**	1.1	2.0	**(19.2)**	16.9	32.5
Non-operating items net of tax	**0.4**	(0.5)	1.2	**5.2**	(8.7)	18.7
Adjusted operating earnings per share after tax and minority interests	**5.6**	5.8	11.3	**73.4**	92.9	179.0

Basic earnings per share is calculated by reference to the profit on ordinary activities after tax and minority interests of £175 million (R2,272 million) for the six months ended 30 June 2003 (June 2002: £121 million (R1,931 million); December 2002: £157 million (R2,472 million)) and a weighted average number of shares in issue of 3,717 million (June 2002: 3,652 million; December 2002: 3,670 million). This is calculated after taking into account shares held by Employee Share Ownership Plans (ESOPs) that have waived their rights to dividends.

The diluted earnings per share calculation reflects the impact of the shares in ESOP Trusts, the US Dollar Guaranteed Convertible Bond, and potential issue of shares to satisfy the purchase of the Pilgrim Baxter deferred consideration.

316 million (June 2002: 316 million; December 2002: 316 million) Old Mutual plc shares held by policyholders' funds are included in the weighted average number of shares used in the earnings per share calculations, reflecting the policyholders' economic interest in these shares.

4 DIVIDEND

			£m			Rm
	6 months to 30 June 2003	6 months to 30 June 2002	Year to 31 December 2002	**6 months to 30 June 2003**	6 months to 30 June 2002	Year to 31 December 2002
2003 interim dividend proposed: 1.7p (21.0c*)	**64**	–	–	**792**	–	–
2002 final dividend paid: 3.1p (38.3c)	–	–	114	–	–	1,577
2002 interim dividend paid: 1.7p (27.7c)	–	63	62	–	998	979
	64	63	176	**792**	998	2,556

Provision has been made for an interim dividend of 1.7p (21.0c*) per share calculated using the number of shares in issue at 30 June 2003 of 3,832 million less 97 million shares in Employee Share Ownership Plans that have waived their rights to dividends. The dividend will be paid on 28 November 2003 to all shareholders on the register at the close of business on 17 October 2003, being the record date for the dividend.

As a consequence of the exchange control arrangements in place in South Africa and other relevant African territories, dividends to shareholders on the branch registers in those countries (or in the case of Namibia, the Namibian section of the principal register) are settled through Dividend Access Trusts established for that purpose.

* *Indicative only – the actual amount of the dividend per share in Rand will be determined by reference to the exchange rate prevailing at the close on 2 October 2003 and announced by the Company on 3 October 2003.*

5 SEGMENTAL ANALYSIS

5(a) Summary of operating profit on ordinary activities before tax	Notes	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
6 months to 30 June 2003									
Life assurance	5(b)(iii)	**206**	**39**	**8**	**253**	**2,667**	**505**	**104**	**3,276**
Asset management	5(c)	**18**	**37**	**1**	**56**	**233**	**479**	**14**	**726**
Banking	5(d)(i)	**74**	**–**	**27**	**101**	**959**	**–**	**349**	**1,308**
General insurance business	5(e)	**28**	**–**	**–**	**28**	**368**	**–**	**–**	**368**
Other shareholders' income/(expenses)	5(f)	**2**	**–**	**(15)**	**(13)**	**26**	**–**	**(194)**	**(168)**
Debt service costs		**–**	**–**	**(30)**	**(30)**	**–**	**–**	**(388)**	**(388)**
Adjusted operating profit		**328**	**76**	**(9)**	**395**	**4,253**	**984**	**(115)**	**5,122**
Goodwill amortisation	9	**(13)**	**(29)**	**(5)**	**(47)**	**(167)**	**(376)**	**(65)**	**(608)**
Write-down of investment in Dimension Data Holdings plc		**(11)**	**–**	**–**	**(11)**	**(136)**	**–**	**–**	**(136)**
Nedcor restructuring and integration costs	5(d)(ii)	**(10)**	**–**	**–**	**(10)**	**(134)**	**–**	**–**	**(134)**
Change in credit provisioning methodology	5(d)(iii)	**(74)**	**–**	**–**	**(74)**	**(963)**	**–**	**–**	**(963)**
Short term fluctuations in investment return	6	**(168)**	**303**	**(10)**	**125**	**(2,175)**	**3,922**	**(129)**	**1,618**
Operating profit on ordinary activities before tax		**52**	**350**	**(24)**	**378**	**678**	**4,530**	**(309)**	**4,899**
Analysed as:									
Life assurance		**58**	**340**	**8**	**406**	**751**	**4,401**	**104**	**5,256**
Asset management		**18**	**10**	**(4)**	**24**	**233**	**129**	**(51)**	**311**
Banking		**(33)**	**–**	**27**	**(6)**	**(428)**	**–**	**349**	**(79)**
General insurance business		**7**	**–**	**–**	**7**	**96**	**–**	**–**	**96**
Other shareholders' income/(expenses)		**2**	**–**	**(25)**	**(23)**	**26**	**–**	**(323)**	**(297)**
Debt service costs		**–**	**–**	**(30)**	**(30)**	**–**	**–**	**(388)**	**(388)**
Operating profit on ordinary activities before tax		**52**	**350**	**(24)**	**378**	**678**	**4,530**	**(309)**	**4,899**
6 months to 30 June 2002									
Life assurance	5(b)(iii)	160	33	(3)	190	2,541	524	(47)	3,018
Asset management	5(c)	13	60	5	78	207	951	80	1,238
Banking	5(d)	99	–	29	128	1,579	–	456	2,035
General insurance business	5(e)	19	–	–	19	308	–	–	308
Other shareholders' income/(expenses)	5(f)	1	–	(10)	(9)	16	–	(159)	(143)
Debt service costs		–	–	(25)	(25)	–	–	(397)	(397)
Adjusted operating profit		292	93	(4)	381	4,651	1,475	(67)	6,059
Goodwill amortisation	9	(8)	(40)	(7)	(55)	(127)	(635)	(111)	(873)
Write-down of investment in Dimension Data Holdings plc		(52)	–	–	(52)	(830)	–	–	(830)
Short term fluctuations in investment return	6	(86)	4	20	(62)	(1,361)	64	317	(980)
Operating profit on ordinary activities before tax		146	57	9	212	2,333	904	139	3,376
Analysed as:									
Life assurance		87	37	4	128	1,386	588	64	2,038
Asset management		13	20	(2)	31	207	316	(31)	492
Banking		40	–	29	69	638	–	456	1,094
General insurance business		5	–	–	5	86	–	–	86
Other shareholders' income/(expenses)		1	–	3	4	16	–	47	63
Debt service costs		–	–	(25)	(25)	–	–	(397)	(397)
Operating profit on ordinary activities before tax		146	57	9	212	2,333	904	139	3,376

5 SEGMENTAL ANALYSIS continued

5(a) Summary of operating profit on ordinary activities before tax continued	Notes	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
Year to 31 December 2002									
Life assurance	5(b)(iii)	343	83	(3)	423	5,414	1,310	(47)	6,677
Asset management	5(c)	28	95	2	125	441	1,500	31	1,972
Banking	5(d)(i)	165	–	56	221	2,605	–	884	3,489
General insurance business	5(e)	35	–	–	35	556	–	–	556
Other shareholders' income/(expenses)	5(f)	–	–	(22)	(22)	–	–	(347)	(347)
Debt service costs		–	–	(58)	(58)	–	–	(916)	(916)
Adjusted operating profit		571	178	(25)	724	9,016	2,810	(395)	11,431
Goodwill amortisation	9	(31)	(70)	(19)	(120)	(490)	(1,105)	(300)	(1,895)
Write-down of investment in Dimension Data Holdings plc		(68)	–	–	(68)	(1,080)	–	–	(1,080)
Nedcor restructuring and integration costs	5(d)(ii)	(14)	–	–	(14)	(227)	–	–	(227)
Short term fluctuations in investment return	6	(292)	181	20	(91)	(4,613)	2,858	316	(1,439)
Operating profit on ordinary activities before tax		166	289	(24)	431	2,606	4,563	(379)	6,790
Analysed as:									
Life assurance		93	258	(17)	334	1,464	4,073	(268)	5,269
Asset management		28	31	(13)	46	441	490	(206)	725
Banking		53	–	52	105	824	–	821	1,645
General insurance business		(8)	–	–	(8)	(123)	–	–	(123)
Other shareholders' income/(expenses)		–	–	12	12	–	–	190	190
Debt service costs		–	–	(58)	(58)	–	–	(916)	(916)
Operating profit on ordinary activities before tax		166	289	(24)	431	2,606	4,563	(379)	6,790

5 SEGMENTAL ANALYSIS continued

5(b) Life assurance	South Africa £m	United States £m	UK & Rest of World £m	Total £m	South Africa Rm	United States Rm	UK & Rest of World Rm	Total Rm
(i) Gross premiums written								
6 months to 30 June 2003								
Individual business								
Single	**282**	**873**	**41**	**1,196**	**3,644**	**11,302**	**531**	**15,477**
Recurring	**391**	**91**	**26**	**508**	**5,062**	**1,178**	**337**	**6,577**
	673	**964**	**67**	**1,704**	**8,706**	**12,480**	**868**	**22,054**
Group business								
Single	**325**	**–**	**8**	**333**	**4,204**	**–**	**104**	**4,308**
Recurring	**147**	**4**	**5**	**156**	**1,903**	**52**	**65**	**2,020**
	472	**4**	**13**	**489**	**6,107**	**52**	**169**	**6,328**
	1,145	**968**	**80**	**2,193**	**14,813**	**12,532**	**1,037**	**28,382**
6 months to 30 June 2002								
Individual business								
Single	316	1,534	76	1,926	5,018	24,360	1,207	30,585
Recurring	301	74	23	398	4,780	1,175	365	6,320
	617	1,608	99	2,324	9,798	25,535	1,572	36,905
Group business								
Single	232	–	6	238	3,684	–	95	3,779
Recurring	116	–	8	124	1,842	–	127	1,969
	348	–	14	362	5,526	–	222	5,748
	965	1,608	113	2,686	15,324	25,535	1,794	42,653
Year to 31 December 2002								
Individual business								
Single	610	2,633	104	3,347	9,631	41,562	1,637	52,830
Recurring	612	146	49	807	9,662	2,312	779	12,753
	1,222	2,779	153	4,154	19,293	43,874	2,416	65,583
Group business								
Single	647	–	9	656	10,215	–	142	10,357
Recurring	241	–	9	250	3,805	–	142	3,947
	888	–	18	906	14,020	–	284	14,304
	2,110	2,779	171	5,060	33,313	43,874	2,700	79,887

Business transacted with SA residents in terms of their personal offshore allowances is conducted by the Group's offshore companies and is therefore disclosed under the Rest of World segment.

Notes to the financial statements continued

for the six months ended 30 June 2003

5 **SEGMENTAL ANALYSIS** continued

5(b) Life assurance continued	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
(ii) New business premiums								
6 months to 30 June 2003								
New business premiums on a statutory basis								
Individual business								
Single	**282**	**873**	**41**	**1,196**	**3,644**	**11,302**	**531**	**15,477**
Recurring	**69**	**41**	**4**	**114**	**888**	**531**	**52**	**1,471**
	351	**914**	**45**	**1,310**	**4,532**	**11,833**	**583**	**16,948**
Group business								
Single	**325**	**–**	**8**	**333**	**4,204**	**–**	**104**	**4,308**
Recurring	**9**	**–**	**2**	**11**	**120**	**–**	**26**	**146**
	334	**–**	**10**	**344**	**4,324**	**–**	**130**	**4,454**
	685	**914**	**55**	**1,654**	**8,856**	**11,833**	**713**	**21,402**
Annual premium equivalent	**139**	**128**	**11**	**278**	**1,793**	**1,661**	**142**	**3,596**
6 months to 30 June 2002								
New business premiums on a statutory basis								
Individual business								
Single	316	1,534	76	1,926	5,018	24,360	1,207	30,585
Recurring	67	21	5	93	1,064	333	79	1,476
	383	1,555	81	2,019	6,082	24,693	1,286	32,061
Group business								
Single	232	–	6	238	3,684	–	95	3,779
Recurring	10	–	1	11	159	–	16	175
	242	–	7	249	3,843	–	111	3,954
	625	1,555	88	2,268	9,925	24,693	1,397	36,015
Annual premium equivalent	132	174	14	320	2,093	2,769	225	5,087
Year to 31 December 2002								
New business premiums on a statutory basis								
Individual business								
Single	610	2,633	104	3,347	9,631	41,562	1,637	52,830
Recurring	115	73	11	199	1,808	1,154	175	3,137
	725	2,706	115	3,546	11,439	42,716	1,812	55,967
Group business								
Single	647	–	9	656	10,215	–	142	10,357
Recurring	19	–	1	20	296	–	11	307
	666	–	10	676	10,511	–	153	10,664
	1,391	2,706	125	4,222	21,950	42,716	1,965	66,631
Annual premium equivalent	260	336	23	619	4,089	5,310	364	9,763

Annual premium equivalent is defined as one tenth of single premiums plus recurring premiums.

5 SEGMENTAL ANALYSIS continued

5(b) Life assurance continued	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
(iii) Life assurance adjusted operating profit								
6 months to 30 June 2003								
Individual business	**89**	**39**	**6**	**134**	**1,152**	**505**	**78**	**1,735**
Group business	**34**	**–**	**–**	**34**	**440**	**–**	**–**	**440**
Technical result	**123**	**39**	**6**	**168**	**1,592**	**505**	**78**	**2,175**
Long term investment return	**83**	**–**	**2**	**85**	**1,075**	**–**	**26**	**1,101**
Adjusted operating profit	**206**	**39**	**8**	**253**	**2,667**	**505**	**104**	**3,276**
6 months to 30 June 2002								
Individual business	69	33	(5)	97	1,096	524	(79)	1,541
Group business	28	–	–	28	445	–	–	445
Technical result	97	33	(5)	125	1,541	524	(79)	1,986
Long term investment return	63	–	2	65	1,000	–	32	1,032
Adjusted operating profit	160	33	(3)	190	2,541	524	(47)	3,018
Year to 31 December 2002								
Individual business	149	83	(8)	224	2,352	1,310	(126)	3,536
Group business	59	–	1	60	931	–	16	947
Technical result	208	83	(7)	284	3,283	1,310	(110)	4,483
Long term investment return	135	–	4	139	2,131	–	63	2,194
Adjusted operating profit	343	83	(3)	423	5,414	1,310	(47)	6,677

Notes to the financial statements *continued*

for the six months ended 30 June 2003

5 SEGMENTAL ANALYSIS continued

5(c) Asset management	Revenue £m	Expenses £m	Adjusted operating profit £m	Revenue Rm	Expenses Rm	Adjusted operating profit Rm
6 months to 30 June 2003						
South Africa						
Fund management						
Old Mutual Asset Managers	**14**	**(8)**	**6**	**181**	**(104)**	**77**
Old Mutual Unit Trusts	**9**	**(6)**	**3**	**117**	**(78)**	**39**
Other	**7**	**(6)**	**1**	**91**	**(78)**	**13**
	30	**(20)**	**10**	**389**	**(260)**	**129**
Other financial services	**24**	**(16)**	**8**	**311**	**(207)**	**104**
	54	**(36)**	**18**	**700**	**(467)**	**233**
United States	**159**	**(122)**	**37**	**2,058**	**(1,579)**	**479**
UK & Rest of World						
Fund management	**20**	**(15)**	**5**	**259**	**(194)**	**65**
Private client – Gerrard	**51**	**(48)**	**3**	**660**	**(621)**	**39**
Other financial services	**7**	**(14)**	**(7)**	**91**	**(181)**	**(90)**
	78	**(77)**	**1**	**1,010**	**(996)**	**14**
	291	**(235)**	**56**	**3,768**	**(3,042)**	**726**
6 months to 30 June 2002						
South Africa						
Fund management						
Old Mutual Asset Managers	13	(6)	7	206	(95)	111
Old Mutual Unit Trusts	8	(8)	–	127	(127)	–
Other	6	(4)	2	96	(64)	32
	27	(18)	9	429	(286)	143
Other financial services	10	(6)	4	159	(95)	64
	37	(24)	13	588	(381)	207
United States	208	(148)	60	3,301	(2,350)	951
UK & Rest of World						
Fund management	20	(17)	3	318	(270)	48
Private client – Gerrard	63	(60)	3	1,001	(953)	48
Other financial services	53	(54)	(1)	842	(858)	(16)
	136	(131)	5	2,161	(2,081)	80
	381	(303)	78	6,050	(4,812)	1,238
Year to 31 December 2002						
South Africa						
Fund management						
Old Mutual Asset Managers	25	(12)	13	394	(189)	205
Old Mutual Unit Trusts	16	(13)	3	252	(205)	47
Other	14	(11)	3	221	(174)	47
	55	(36)	19	867	(568)	299
Other financial services	25	(16)	9	395	(253)	142
	80	(52)	28	1,262	(821)	441
United States	373	(278)	95	5,889	(4,389)	1,500
UK & Rest of World						
Fund management	40	(42)	(2)	631	(663)	(32)
Private client – Gerrard	119	(115)	4	1,879	(1,816)	63
Other financial services	98	(98)	–	1,547	(1,547)	–
	257	(255)	2	4,057	(4,026)	31
	710	(585)	125	11,208	(9,236)	1,972

5 SEGMENTAL ANALYSIS continued

5(d) Banking	South Africa £m	UK & Rest of World £m	Total £m	South Africa Rm	UK & Rest of World Rm	Total Rm
(i) Banking adjusted operating profit						
6 months to 30 June 2003						
Interest receivable	**1,062**	**71**	**1,133**	**13,750**	**919**	**14,669**
Interest payable	**(818)**	**(46)**	**(864)**	**(10,590)**	**(596)**	**(11,186)**
Net interest income	**244**	**25**	**269**	**3,160**	**323**	**3,483**
Dividend income	**6**	**–**	**6**	**78**	**–**	**78**
Fees and commissions receivable	**196**	**5**	**201**	**2,537**	**65**	**2,602**
Fees and commissions payable	**(5)**	**(1)**	**(6)**	**(65)**	**(13)**	**(78)**
Other operating income	**88**	**10**	**98**	**1,139**	**124**	**1,263**
Total operating income	**529**	**39**	**568**	**6,849**	**499**	**7,348**
Specific and general provisions charge	**(69)**	**–**	**(69)**	**(893)**	**–**	**(893)**
Net income	**460**	**39**	**499**	**5,956**	**499**	**6,455**
Operating expenses	**(387)**	**(16)**	**(403)**	**(5,010)**	**(207)**	**(5,217)**
	73	**23**	**96**	**946**	**292**	**1,238**
Share of associated undertakings' profit	**1**	**4**	**5**	**13**	**57**	**70**
Adjusted operating profit	**74**	**27**	**101**	**959**	**349**	**1,308**
6 months to 30 June 2002						
Interest receivable	532	65	597	8,441	1,045	9,486
Interest payable	(368)	(48)	(416)	(5,844)	(762)	(6,606)
Net interest income	164	17	181	2,597	283	2,880
Dividend income	4	–	4	64	–	64
Fees and commissions receivable	104	1	105	1,656	16	1,672
Fees and commissions payable	(5)	(2)	(7)	(79)	(32)	(111)
Other operating income	12	27	39	192	427	619
Total operating income	279	43	322	4,430	694	5,124
Specific and general provisions charge	(10)	–	(10)	(160)	(4)	(164)
Net income	269	43	312	4,270	690	4,960
Operating expenses	(173)	(17)	(190)	(2,741)	(276)	(3,017)
	96	26	122	1,529	414	1,943
Share of associated undertakings' profit	3	3	6	50	42	92
Adjusted operating profit	99	29	128	1,579	456	2,035
Year to 31 December 2002						
Interest receivable	1,372	142	1,514	21,661	2,242	23,903
Interest payable	(1,003)	(108)	(1,111)	(15,835)	(1,705)	(17,540)
Net interest income	369	34	403	5,826	537	6,363
Dividend income	11	–	11	174	–	174
Fees and commissions receivable	261	45	306	4,121	710	4,831
Fees and commissions payable	(9)	(2)	(11)	(142)	(32)	(174)
Other operating income	112	21	133	1,768	332	2,100
Total operating income	744	98	842	11,747	1,547	13,294
Specific and general provisions charge	(87)	(1)	(88)	(1,374)	(16)	(1,390)
Net income	657	97	754	10,373	1,531	11,904
Operating expenses	(497)	(46)	(543)	(7,847)	(726)	(8,573)
	160	51	211	2,526	805	3,331
Share of associated undertakings' profit	5	5	10	79	79	158
Adjusted operating profit	165	56	221	2,605	884	3,489

Operating expenses include translation losses of £51 million (R658 million) (June 2002: £27 million (R436 million); December 2002: £64 million (R1,011 million)).

There are no banking operations in the United States.

Notes to the financial statements continued

for the six months ended 30 June 2003

5 SEGMENTAL ANALYSIS continued

5(d) Banking continued	£m 6 months to 30 June 2003	£m 6 months to 30 June 2002	£m Year to 31 December 2002	Rm 6 months to 30 June 2003	Rm 6 months to 30 June 2002	Rm Year to 31 December 2002
(ii) Nedcor restructuring and integration costs						
Costs before tax and minority interests	**10**	–	14	**134**	–	227
Tax	**–**	–	(1)	**–**	–	(23)
Costs after tax and before minority interests	**10**	–	13	**134**	–	204
Minority interests	**(5)**	–	(6)	**(65)**	–	(100)
Costs after tax and minority interests	**5**	–	7	**69**	–	104

For the six months to 30 June 2003, Nedcor incurred merger restructuring and integration costs after tax of £10 million (R134 million) (December 2002: £5 million (R86 million)) following the acquisition of BoE during 2002. In the year to 31 December 2002, costs after tax of £8 million (R118 million) were also incurred for the closure and restructuring costs of Permanent Bank's deposit-taking activities and infrastructure.

(iii) Change in credit provisioning methodology

	£m 6 months to 30 June 2003	£m 6 months to 30 June 2002	£m Year to 31 December 2002	Rm 6 months to 30 June 2003	Rm 6 months to 30 June 2002	Rm Year to 31 December 2002
Charge before tax and minority interests	**74**	–	–	**963**	–	–
Tax	**(22)**	–	–	**(289)**	–	–
Charge after tax and before minority interests	**52**	–	–	**674**	–	–
Minority interests	**(27)**	–	–	**(349)**	–	–
Charge after tax and minority interests	**25**	–	–	**325**	–	–

During the period, the Group's banking subsidiary, Nedcor Limited, implemented a revised methodology for the calculation of credit provisions for loans and advances in accordance with changes to local reporting requirements (AC133: "Financial Instruments – Recognition and Measurement"). The revised methodology requiring the discounting of expected losses is acceptable under UK GAAP reporting and has therefore been adopted in preparation of the Group's financial statements, resulting in a one-off increase in opening specific provisions due to the discounting effect.

This adjustment has been taken to the profit and loss account in the Group's financial statements but excluded from adjusted operating profit.

5(e) General insurance business	£m Earned premiums net of reinsurance	£m Claims incurred net of reinsurance	£m Adjusted operating profit	Rm Earned premiums net of reinsurance	Rm Claims incurred net of reinsurance	Rm Adjusted operating profit
6 months to 30 June 2003						
Commercial	**85**	**58**	**5**	**1,101**	**750**	**63**
Corporate	**9**	**4**	**1**	**110**	**56**	**12**
Personal lines	**95**	**71**	**1**	**1,240**	**920**	**18**
Risk financing	**18**	**16**	**–**	**227**	**206**	**–**
	207	**149**	**7**	**2,678**	**1,932**	**93**
Long term investment return			**21**			**275**
			28			**368**
6 months to 30 June 2002						
Commercial	60	40	1	957	634	23
Corporate	7	6	–	105	103	(1)
Personal lines	73	51	1	1,157	806	10
Risk financing	7	5	–	119	88	–
	147	102	2	2,338	1,631	32
Long term investment return			17			276
			19			308
Year to 31 December 2002						
Commercial	125	89	3	1,968	1,400	40
Corporate	15	11	(2)	234	180	(28)
Personal lines	145	111	(1)	2,284	1,747	(8)
Risk financing	20	18	–	320	280	2
	305	229	–	4,806	3,607	2
Long term investment return			35			554
			35			556

5 **SEGMENTAL ANALYSIS** continued

5(f) Other shareholders' income/(expenses)	£m 6 months to 30 June 2003	£m 6 months to 30 June 2002	£m Year to 31 December 2002	Rm 6 months to 30 June 2003	Rm 6 months to 30 June 2002	Rm Year to 31 December 2002
Long term investment return credited to operating result	–	1	–	–	16	–
Corporate expenses	**(15)**	(17)	(35)	**(194)**	(270)	(552)
Other income	**2**	7	13	**26**	111	205
Other shareholders' income/(expenses)	**(13)**	(9)	(22)	**(168)**	(143)	(347)

5(g) Funds under management	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
At 30 June 2003								
Investments including assets held to cover linked liabilities	**16,278**	**7,823**	**2,297**	**26,398**	**201,346**	**96,764**	**28,412**	**326,522**
SA asset management								
Nedcor Unit Trusts	**335**	**–**	**729**	**1,064**	**4,144**	**–**	**9,017**	**13,161**
Unit trusts – other	**871**	**–**	**1,572**	**2,443**	**10,774**	**–**	**19,444**	**30,218**
Third party	**3,919**	**–**	**–**	**3,919**	**48,475**	**–**	**–**	**48,475**
Nedcor portfolio management	**2,748**	**301**	**3,504**	**6,553**	**33,991**	**3,723**	**43,342**	**81,056**
Other financial services	**318**	**–**	**–**	**318**	**3,933**	**–**	**–**	**3,933**
	8,191	**301**	**5,805**	**14,297**	**101,317**	**3,723**	**71,803**	**176,843**
US asset management	**–**	**68,929**	**5,781**	**74,710**	**–**	**852,597**	**71,506**	**924,103**
UK & Rest of World asset management								
Unit trusts	**–**	**–**	**23**	**23**	**–**	**–**	**284**	**284**
Third party	**–**	**–**	**294**	**294**	**–**	**–**	**3,637**	**3,637**
Other financial services	**–**	**–**	**287**	**287**	**–**	**–**	**3,550**	**3,550**
	–	**–**	**604**	**604**	**–**	**–**	**7,471**	**7,471**
UK Private client – Gerrard	**–**	**–**	**11,992**	**11,992**	**–**	**–**	**148,331**	**148,331**
Total funds under management	**24,469**	**77,053**	**26,479**	**128,001**	**302,663**	**953,084**	**327,523**	**1,583,270**
At 31 December 2002								
Investments including assets held to cover linked liabilities	13,968	6,793	3,058	23,819	192,955	93,839	42,243	329,037
SA asset management								
Nedcor Unit Trusts	633	–	712	1,345	8,744	–	9,836	18,580
Unit trusts – other	773	–	1,376	2,149	10,678	–	19,008	29,686
Third party	3,533	–	–	3,533	48,805	–	–	48,805
Nedcor portfolio management	3,845	310	3,501	7,656	53,115	4,282	48,363	105,760
Other financial services	318	–	–	318	4,393	–	–	4,393
	9,102	310	5,589	15,001	125,735	4,282	77,207	207,224
US asset management	–	66,445	5,875	72,320	–	917,878	81,158	999,036
UK & Rest of World asset management								
Unit trusts	–	–	11	11	–	–	152	152
Third party	–	–	105	105	–	–	1,450	1,450
Other financial services	–	–	310	310	–	–	4,282	4,282
	–	–	426	426	–	–	5,884	5,884
UK Private client – Gerrard	–	–	12,030	12,030	–	–	166,184	166,184
Total funds under management	23,070	73,548	26,978	123,596	318,690	1,015,999	372,676	1,707,365

5 SEGMENTAL ANALYSIS continued

5(g) Funds under management continued	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
At 30 June 2002								
Investments including assets held to cover linked liabilities	12,483	6,058	3,525	22,066	197,794	95,990	55,854	349,638
SA asset management								
Nedcor Unit Trusts	124	–	575	699	1,965	–	9,111	11,076
Unit trusts – other	701	–	1,566	2,267	11,107	–	24,813	35,920
Third party	3,313	–	–	3,313	52,495	–	–	52,495
Nedcor portfolio management	840	254	549	1,643	13,310	4,025	8,699	26,034
Other financial services	309	–	–	309	4,896	–	–	4,896
	5,287	254	2,690	8,231	83,773	4,025	42,623	130,421
US asset management	–	80,411	7,073	87,484	–	1,274,121	112,072	1,386,193
UK & Rest of World asset management								
Unit trusts	–	–	172	172	–	–	2,725	2,725
Third party	–	–	110	110	–	–	1,743	1,743
Other financial services	–	–	331	331	–	–	5,245	5,245
	–	–	613	613	–	–	9,713	9,713
UK Private client – Gerrard	–	–	14,583	14,583	–	–	231,069	231,069
Total funds under management	17,770	86,723	28,484	132,977	281,567	1,374,136	451,331	2,107,034

6 INSURANCE LONG TERM INVESTMENT RETURN

As permitted by the ABI SORP, balances on the long term business and general business technical accounts are stated after allocating an investment return earned by the insurance businesses, based on a long term investment return, to/from the non-technical account.

For the South African and Namibian long term businesses, the return is applied to an average value of investible shareholders' assets. For general insurance business, the return is an average value of investible assets supporting shareholders' funds and insurance liabilities. For the US long term business, the return earned by assets, mainly bonds, has been smoothed with reference to the actual yield earned by the portfolio. Short term fluctuations in investment return represent the difference between actual return and long term investment return.

The principal long term rates of investment return for equities and other investible assets are as follows:

	6 months to 30 June 2003	6 months to 30 June 2002	Year to 31 December 2002
South Africa and Namibia – weighted average return	**13.4%**	14.0%	14.0%
Equities	**14.0%**	14.0%	14.0%
Cash and other investible assets	**12.5%**	*	*
Cash and other investible assets – foreign currencies	**9.0%**	*	*
United States	**6.04%**	6.79%	6.46%

The long term rates of return are based on achieved real rates of return adjusted for current inflation expectations and consensus economic investment forecasts, and are reviewed annually for appropriateness. The directors are of the opinion that these rates of return are appropriate and have been selected with a view to ensuring that returns credited to operating earnings are not inconsistent with the actual returns expected to be earned over the long term.

** Changes to the composition of investments have resulted in an increase in the cash and other investible assets held as a proportion of total investible assets in South Africa and Namibia resulting in a weighted average return being applied for 2003.*

6 INSURANCE LONG TERM INVESTMENT RETURN continued

Analysis of short term fluctuations in investment return	£m 6 months to 30 June 2003	6 months to 30 June 2002	Year to 31 December 2002	Rm 6 months to 30 June 2003	6 months to 30 June 2002	Year to 31 December 2002
Life assurance						
Actual investment return attributable to shareholders	**240**	3	56	**3,107**	52	883
Long term investment return credited to operating result	**85**	65	139	**1,101**	1,032	2,194
	155	(62)	(83)	**2,006**	(980)	(1,311)
General insurance						
Actual investment return attributable to shareholders	**1**	4	(7)	**13**	64	(111)
Long term investment return credited to operating result	**21**	17	35	**272**	270	554
	(20)	(13)	(42)	**(259)**	(206)	(665)
Other shareholders' income/(expenses)						
Actual investment return attributable to shareholders	**(10)**	14	34	**(129)**	222	537
Long term investment return credited to operating result	**–**	1	–	**–**	16	–
	(10)	13	34	**(129)**	206	537
Excess/(deficit) of actual return over longer term return	**125**	(62)	(91)	**1,618**	(980)	(1,439)

7 TAX ON PROFIT ON ORDINARY ACTIVITIES

	£m 6 months to 30 June 2003	6 months to 30 June 2002	Year to 31 December 2002	Rm 6 months to 30 June 2003	6 months to 30 June 2002	Year to 31 December 2002
United Kingdom tax						
UK corporation tax	**11**	22	40	**142**	349	632
Double tax relief	**(5)**	(10)	(20)	**(65)**	(159)	(316)
	6	12	20	**77**	190	316
Overseas tax						
South African tax	**76**	35	86	**984**	556	1,401
United States tax	**11**	38	11	**142**	603	126
Rest of World tax	**2**	(2)	(1)	**26**	(32)	(16)
Secondary taxation on companies (STC)	**5**	3	3	**65**	48	47
	94	74	99	**1,217**	1,175	1,558
Adjustment in respect of prior periods	**4**	7	(1)	**52**	111	(16)
Current tax for period	**104**	93	118	**1,346**	1,476	1,858
Deferred tax	**87**	4	106	**1,126**	64	1,677
Reported tax charge	**191**	97	224	**2,472**	1,540	3,535
The tax charge is analysed as follows:						
Adjusted operating profit	**129**	106	195	**1,673**	1,683	3,082
Write-down of investment in Dimension Data Holdings plc	**–**	(9)	(11)	**–**	(140)	(171)
Nedcor restructuring and integration costs	**–**	–	(1)	**–**	–	(23)
Change in credit provisioning methodology	**(22)**	–	–	**(289)**	–	–
Short term fluctuations	**82**	(18)	3	**1,062**	(289)	47
Non-operating items	**2**	18	38	**26**	286	600
Reported tax charge	**191**	97	224	**2,472**	1,540	3,535

Notes to the financial statements continued

for the six months ended 30 June 2003

7 TAX ON PROFIT ON ORDINARY ACTIVITIES continued

Reconciliation of tax charge	£m 6 months to 30 June 2003	£m 6 months to 30 June 2002	£m Year to 31 December 2002	Rm 6 months to 30 June 2003	Rm 6 months to 30 June 2002	Rm Year to 31 December 2002
Tax at UK rate of 30.0 per cent. (2001: 30.0 per cent.) on profit on ordinary activities before tax	**110**	75	128	**1,419**	1,191	2,011
Untaxed and low taxed income (including tax exempt investment return)	**(34)**	(57)	(64)	**(440)**	(905)	(1,010)
Disallowable expenditure	**86**	69	128	**1,113**	1,096	2,021
STC	**5**	3	3	**65**	48	47
Movement in deferred tax	**(87)**	(4)	(106)	**(1,126)**	(64)	(1,677)
Other	**24**	7	29	**315**	110	466
Current tax charge	**104**	93	118	**1,346**	1,476	1,858

8 NON OPERATING ITEMS

The following gains and losses on the disposal of business operations have been disclosed as non-operating:

	£m 6 months to 30 June 2003	£m 6 months to 30 June 2002	£m Year to 31 December 2002	Rm 6 months to 30 June 2003	Rm 6 months to 30 June 2002	Rm Year to 31 December 2002
United States – asset management affiliates	**(13)**	18	35	**(168)**	317	558
United Kingdom – asset management subsidiaries	**–**	–	(61)	**–**	–	(963)
Rest of World – Old Mutual International (Isle of Man) Limited	**–**	20	20	**–**	286	317
(Loss)/profit on disposal before tax	**(13)**	38	(6)	**(168)**	603	(88)
Tax – United States asset management affiliates	**(2)**	(18)	(38)	**(26)**	(286)	(600)
(Loss)/profit on disposal after tax	**(15)**	20	(44)	**(194)**	317	(688)

US affiliates

During the period the Group completed the sales of Rice Hall James & Associates, Northern Capital Management and Tom Johnson Investment Management Inc.. The total consideration received was £9 million (R117 million). The loss realised on disposal was £13 million (R168 million) before tax chargeable of £2 million (R26 million) and after charging goodwill attributable to the business of £20 million (R259 million).

9 GOODWILL

	Notes	£m 6 months to 30 June 2003	£m Year to 31 December 2002	£m 6 months to 30 June 2002	Rm 6 months to 30 June 2003	Rm Year to 31 December 2002	Rm 6 months to 30 June 2002
At beginning of period		**1,598**	1,580	1,580	**22,075**	27,537	27,537
Additions arising on acquisitions in period		**–**	245	2	**–**	3,872	32
Adjustment in respect of prior year acquisitions		**–**	5	–	**–**	79	–
Disposals	8	**(20)**	(125)	(18)	**(259)**	(1,727)	(286)
Pilgrim Baxter and Associates revenue share adjustments		**–**	101	101	**–**	1,604	1,604
Amortisation for period		**(44)**	(107)	(50)	**(570)**	(1,689)	(794)
Foreign exchange and other movements		**18**	(101)	(54)	**(2,048)**	(7,601)	(3,359)
At end of period		**1,552**	1,598	1,561	**19,198**	22,075	24,734

Amortisation for the period

The goodwill amortisation charge for the period of £47m (R608 million) (June 2002: £55 million (R873 million); December 2002: £120 million (R1,895 million)) comprises £44 million (R570 million) (June 2002: £50 million (R794 million); December 2002: £107 million (R1,689 million)) disclosed in note 9 above, and £3 million (R38 million) (June 2002: £5 million (R79 million); December 2002: £13 million (R206 million)) disclosed under interests in associated undertakings.

10 MINORITY INTERESTS

10(a) Equity interests	£m 6 months to 30 June 2003	£m Year to 31 December 2002	£m 6 months to 30 June 2002	Rm 6 months to 30 June 2003	Rm Year to 31 December 2002	Rm 6 months to 30 June 2002
At beginning of period	**783**	565	565	**10,816**	9,847	9,847
Minority interests' share of (loss)/profit	**(15)**	44	32	**(194)**	695	508
Minority interests' share of dividends paid	**(36)**	(43)	(25)	**(466)**	(679)	(397)
Net (disposal)/acquisition of interests	**(5)**	106	(39)	**(65)**	1,674	(619)
Foreign exchange and other movements	**68**	111	84	**(257)**	(721)	437
At end of period	**795**	783	617	**9,834**	10,816	9,776

Reconciliation of minority interests' share of (loss)/profit	£m 6 months to 30 June 2003	£m Year to 31 December 2002	£m 6 months to 30 June 2002	Rm 6 months to 30 June 2003	Rm Year to 31 December 2002	Rm 6 months to 30 June 2002
The minority interest charge/(credit) is analysed as follows:						
Adjusted operating profit	**42**	113	62	**538**	1,784	983
Amortisation of goodwill	**(7)**	(16)	(4)	**(90)**	(249)	(63)
Write-down of investment in Dimension Data Holdings plc	**(5)**	(28)	(21)	**(58)**	(442)	(340)
Nedcor restructuring and integration costs	**(5)**	(6)	–	**(65)**	(100)	–
Change in credit provisioning methodology	**(28)**	–	–	**(363)**	–	–
Short term fluctuations	**(12)**	(19)	(5)	**(156)**	(298)	(72)
Reported (credit)/charge	**(15)**	44	32	**(194)**	695	508

10(b) Non-equity interests	£m 6 months to 30 June 2003	£m Year to 31 December 2002	£m 6 months to 30 June 2002	Rm 6 months to 30 June 2003	Rm Year to 31 December 2002	Rm 6 months to 30 June 2002
R2,000 million non-cumulative preference shares	**162**	145	–	**2,000**	2,000	–
US$750 million cumulative preferred securities	**454**	–	–	**5,624**	–	–
	616	145	–	**7,624**	2,000	–
Unamortised issue costs	**(14)**	(1)	–	**(181)**	(8)	–
Undistributed profits due to minority interests	**4**	–	–	**49**	–	–
At end of period	**606**	144	–	**7,492**	1,992	–

During 2002, Nedbank Limited, a banking subsidiary of the Group, issued 200 million R10 preference shares. These shares are non-redeemable and non-cumulative and pay a cash dividend equivalent to 75% of the prime overdraft interest rate of Nedbank. Preference shareholders are only entitled to vote during periods when a dividend or any part of it remains unpaid after the due date for payment and when resolutions are proposed that directly affect any rights attaching to the shares or the rights of the holders. Preference shareholders will be entitled to receive their dividends in priority to any payment of dividends made in respect of any other class of shares.

On 19 May 2003, Old Mutual Capital Funding L.P., a subsidiary of the Group, issued US$750 million Guaranteed Cumulative Perpetual Preference Securities. Subject to certain limitations, holders of these securities are entitled to receive preferential cash distributions at a fixed rate of 8.0% per annum payable in arrear on a quarterly basis. The Group may defer payment of distributions in its sole discretion, but such an act may restrict Old Mutual plc from paying dividends on its ordinary shares for a period of 12 months. Arrears of distributions are payable cumulatively only on redemption of the securities or at the Group's option. The securities are perpetual, but may be redeemed at the discretion of the Group from 22 December 2008. The costs of issue are being amortised over the period to 22 December 2008.

Notes to the financial statements continued

for the six months ended 30 June 2003

11 AMOUNTS OWED TO CREDIT INSTITUTIONS

	£m			Rm		
	At 30 June 2003	At 31 December 2002	At 30 June 2002	**At 30 June 2003**	At 31 December 2002	At 30 June 2002
Bank overdrafts repayable on demand	**–**	2	–	**–**	28	–
Bank and other loans						
Repayable within one year:						
Syndicated revolving credit facility	**–**	–	164	**–**	–	2,599
Floating rate notes	**33**	45	62	**408**	622	982
Commercial paper	**155**	330	193	**1,917**	4,559	3,058
Term loan	**–**	30	30	**–**	414	475
Other	**–**	–	3	**–**	–	48
	188	405	452	**2,325**	5,595	7,162
Repayable between one and two years:						
Floating rate notes	**12**	12	–	**148**	166	–
Repayable between two and five years:						
Syndicated revolving credit facility	**–**	78	162	**–**	1,077	2,567
Euro note	**212**	217	228	**2,622**	2,998	3,613
Floating rate notes	**6**	7	–	**74**	97	–
Term loan	**–**	–	6	**–**	–	95
Other	**46**	41	9	**569**	566	143
	264	343	405	**3,265**	4,738	6,418
Repayable after five years:						
Term loan	**27**	–	–	**334**	–	–
Other	**6**	5	–	**75**	69	–
	33	5	–	**409**	69	–
	497	767	857	**6,147**	10,596	13,580

The Floating Rate Notes consist of a £33 million note repayable on 31 December 2010 with the holders having the option to elect for early redemption every six months, US$20 million note repayable by 17 September 2004 and a US$10.5 million note repayable on 18 January 2005.

Commercial paper is issued under a £600 million Euro Commercial Paper ("ECP") Programme for periods of up to 12 months. Commercial papers are issued in various currencies, the proceeds of which are generally swapped into US dollars at the date of issuance.

During 2002 the company entered into $600 million and $60 million multi-currency Revolving Credit Facilities as back stop for the £600 million multi-currency ECP Programme. Both facilities are 364 day facilities, although the company has term out options of 18 and 12 months respectively. At 30 June 2003 neither facility was drawn.

A term loan of £30 million, originally due for repayment on 30 April 2003, was extended and redrawn as a $45 million term loan repayable on 30 June 2006.

Other amounts owed to credit institutions consist principally of preference shares issued by a subsidiary of the Group.

Amounts owed to credit institutions bear interest at variable rates except for the Euro note facility. Old Mutual plc €400 million Euro Notes due 2007 were issued on 10 April 2002. The capital and interest on the notes were immediately swapped into US dollars at a fixed rate of 6.6% per annum.

12 CONVERTIBLE LOAN STOCK

12(a) Insurance and other

At 30 June 2003, the Group had in issue US$636 million 3.625 per cent. Convertible Bonds repayable on 2 May 2005, which are guaranteed by and convertible into the ordinary shares of Old Mutual plc at a conversion price of 190p per share and an exchange rate of one US dollar to 69.52p Sterling. On 2 May 2003, holders of $14 million of the bonds exercised their option to elect for early redemption at par value.

12(b) Banking

The banking unsecured loan stock was acquired with BoE. It is denominated in South African Rand, has an interest rate of 18.1% and is repayable at the discretion of the borrower.

Achieved profits basis supplementary information

for the six months ended 30 June 2003

1 CONSOLIDATED PROFIT AND LOSS ACCOUNT ON AN ACHIEVED PROFITS BASIS FOR THE SIX MONTHS ENDED 30 JUNE 2003

	£m			Rm		
	6 months to 30 June 2003	6 months to 30 June 2002	Year to 31 December 2002	**6 months to 30 June 2003**	6 months to 30 June 2002	Year to 31 December 2002
South Africa						
Life assurance	**230**	206	418	**2,977**	3,283	6,605
Asset management	**18**	13	28	**233**	207	441
Banking	**74**	99	165	**959**	1,579	2,605
General insurance	**28**	19	35	**368**	308	556
	350	337	646	**4,537**	5,377	10,207
United States						
Life assurance	**57**	77	138	**742**	1,243	2,182
Asset management	**37**	60	95	**479**	951	1,500
	94	137	233	**1,221**	2,194	3,682
UK & Rest of World						
Life assurance	**–**	3	5	**4**	32	73
Asset management	**1**	5	2	**14**	80	31
Banking	**27**	29	56	**349**	456	884
	28	37	63	**367**	568	988
	472	511	942	**6,125**	8,139	14,877
Other shareholders' income/(expenses)	**(13)**	(9)	(22)	**(168)**	(143)	(347)
Debt service costs	**(30)**	(25)	(58)	**(388)**	(397)	(916)
Adjusted operating profit*	**429**	477	862	**5,569**	7,599	13,614
Goodwill amortisation	**(47)**	(55)	(120)	**(608)**	(873)	(1,895)
Write-down of investment in Dimension Data Holdings plc	**(11)**	(52)	(68)	**(136)**	(830)	(1,080)
Nedcor restructuring and integration costs	**(10)**	–	(14)	**(134)**	–	(227)
Change in credit provisioning methodology	**(74)**	–	–	**(963)**	–	–
Short term fluctuations in investment return (including economic assumption changes)						
Life assurance	**(104)**	(150)	(338)	**(1,345)**	(2,379)	(5,340)
Other	**(30)**	–	(9)	**(388)**	–	(128)
Effect of BoE Life	**5**	–	–	**59**	–	–
Effect of changes in and cost of solvency capital	**(44)**	–	–	**(565)**	–	–
Operating profit on ordinary activities before tax	**114**	220	313	**1,489**	3,517	4,944
Non-operating items	**(13)**	18	(26)	**(168)**	286	(409)
Profit on ordinary activities before tax	**101**	238	287	**1,321**	3,803	4,535
Tax on profit on ordinary activities	**(127)**	(114)	(190)	**(1,650)**	(1,816)	(2,998)
(Loss)/profit on ordinary activities after tax	**(26)**	124	97	**(329)**	1,987	1,537
Minority interests – equity	**14**	(32)	(44)	**183**	(508)	(695)
Minority interests – non-equity	**(14)**	–	–	**(181)**	–	–
(Loss)/profit for the financial period	**(26)**	92	53	**(327)**	1,479	842
Dividends paid and proposed	**(64)**	(63)	(176)	**(792)**	(998)	(2,556)
Retained (loss)/profit for the financial period	**(90)**	29	(123)	**(1,119)**	481	(1,714)

Earnings per share – achieved profits basis			p			c
Adjusted operating earnings per share*	**6.0**	7.7	14.1	**77.9**	122.3	222.8
Basic (loss)/earnings per share	**(0.7)**	2.5	1.4	**(8.8)**	40.5	22.9
Weighted average number of shares – millions	**3,717**	3,652	3,670	**3,717**	3,652	3,670

** Adjusted operating profit represents operating profit before tax and minority interests based on a long term investment return before goodwill amortisation, write-down of investment in Dimension Data Holdings plc, Nedcor restructuring and integration costs, change in credit provisioning methodology, effect of BoE Life and effect of changes in and cost of solvency capital. Adjusted operating earnings per share are similarly based, but are stated after tax and minority interests.*

Achieved profits basis supplementary information continued

for the six months ended 30 June 2003

2 CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES ON AN ACHIEVED PROFITS BASIS FOR THE SIX MONTHS ENDED 30 JUNE 2003

			£m			Rm
	6 months to 30 June 2003	6 months to 30 June 2002	Year to 31 December 2002	**6 months to 30 June 2003**	6 months to 30 June 2002	Year to 31 December 2002
(Loss)/profit for the financial period	**(26)**	92	53	**(327)**	1,479	842
Foreign exchange movements	**262**	167	442	**(1,717)**	(2,224)	(5,034)
Total recognised gains and losses for the period	**236**	259	495	**(2,044)**	(745)	(4,192)

3 RECONCILIATION OF MOVEMENTS IN THE CONSOLIDATED ACHIEVED PROFITS EQUITY SHAREHOLDERS' FUNDS FOR THE SIX MONTHS ENDED 30 JUNE 2003

			£m			Rm
	6 months to 30 June 2003	6 months to 30 June 2002	Year to 31 December 2002	**6 months to 30 June 2003**	6 months to 30 June 2002	Year to 31 December 2002
Total recognised gains and losses for the period	**236**	259	495	**(2,044)**	(745)	(4,192)
Dividends paid and proposed	**(64)**	(63)	(176)	**(792)**	(998)	(2,556)
	172	196	319	**(2,836)**	(1,743)	(6,748)
Issue of new capital	**37**	39	39	**479**	619	619
Shares issued under option schemes	**–**	–	1	**–**	–	16
Net increase/(decrease) in achieved profits equity shareholders' funds	**209**	235	359	**(2,357)**	(1,124)	(6,113)
Achieved profits equity shareholders' funds at the beginning of the period	**3,426**	3,067	3,067	**47,329**	53,442	53,442
Achieved profits equity shareholders' funds at the end of the period	**3,635**	3,302	3,426	**44,972**	52,318	47,329

4 CONSOLIDATED BALANCE SHEET ON AN ACHIEVED PROFITS BASIS AS AT 30 JUNE 2003

			£m			Rm
	At 30 June 2003	At 31 December 2002	At 30 June 2002	**At 30 June 2003**	At 31 December 2002	At 30 June 2002
Assets:						
Goodwill	**1,552**	1,598	1,561	**19,198**	22,075	24,734
Insurance and other assets	**30,145**	26,593	33,475	**372,868**	367,358	530,415
Banking assets	**22,298**	21,377	12,625	**275,808**	295,291	200,045
Total long term in-force business asset	**528**	640	618	**6,539**	8,843	9,790
Total assets	**54,523**	50,208	48,279	**674,413**	693,567	764,984
Liabilities:						
Achieved profits equity shareholders' funds	**3,635**	3,426	3,302	**44,972**	47,329	52,318
Minority interests	**1,402**	927	617	**17,337**	12,808	9,776
Subordinated liabilities	**17**	18	21	**210**	249	333
Insurance and other liabilities	**28,301**	25,602	32,691	**350,063**	353,666	517,993
Banking liabilities	**21,168**	20,235	11,648	**261,831**	279,515	184,564
Total liabilities	**54,523**	50,208	48,279	**674,413**	693,567	764,984
Reconciliation of total long term in-force business asset:						
Value of in-force business	**1,234**	1,089	920	**15,270**	15,045	14,564
Adjustment for discounting CGT	**(6)**	–	5	**(77)**	(6)	87
OMI life subsidiaries statutory solvency adjustment	**(19)**	(18)	(18)	**(234)**	(242)	(287)
US life statutory solvency adjustment	**(681)**	(431)	(289)	**(8,420)**	(5,954)	(4,574)
Total long term in-force business asset	**528**	640	618	**6,539**	8,843	9,790

5 BASIS OF PREPARATION

The results for the six months to 30 June 2003 and the position at that date have been prepared on the same basis as that used in the Group 2002 Annual Report. These supplementary financial statements have been prepared in accordance with the methodology for supplementary reporting for long term insurance business (the achieved profits method) issued in December 2001 by the Association of British Insurers.

6 COMPONENTS OF ACHIEVED PROFITS EQUITY SHAREHOLDERS' FUNDS

	£m			Rm		
	At 30 June 2003	At 31 December 2002	At 30 June 2002	**At 30 June 2003**	At 31 December 2002	At 30 June 2002
Shareholders' adjusted net worth	**2,402**	2,337	2,382	**29,713**	32,284	37,754
Equity shareholders' funds	**3,108**	2,786	2,684	**38,444**	38,486	42,528
Adjustment to include OMI life subsidiaries on a statutory solvency basis	**(19)**	(18)	(18)	**(234)**	(242)	(287)
Adjustment to include US life on a statutory solvency basis	**(681)**	(431)	(289)	**(8,420)**	(5,954)	(4,574)
Adjustment for discounting CGT	**(6)**	–	5	**(77)**	(6)	87
Value of in-force business	**1,234**	1,089	920	**15,270**	15,045	14,564
Value of in-force business before cost of solvency capital	**1,377**	1,195	1,014	**17,041**	16,506	16,048
Cost of solvency capital	**(143)**	(106)	(94)	**(1,771)**	(1,461)	(1,484)
Minority interest in value of in-force	**(1)**	–	–	**(11)**	–	–
Achieved profits equity shareholders' funds	**3,635**	3,426	3,302	**44,972**	47,329	52,318
Pro-forma adjustment to bring listed subsidiaries to market value						
Achieved profits equity shareholders' funds	**3,635**	3,426	3,302	**44,972**	47,329	52,318
Adjustment to bring listed subsidiaries to market value	**424**	502	473	**5,240**	6,938	7,496
Adjusted embedded value	**4,059**	3,928	3,775	**50,212**	54,267	59,814

The shareholders' adjusted net worth includes goodwill relating to OMUSL of £70 million (R866 million) (December 2002: £74 million (R1,022 million); June 2002: £61 million (R967 million)).

The table below sets out a geographical analysis of the value of in-force business.

	£m			Rm		
	At 30 June 2003	At 31 December 2002	At 30 June 2002	**At 30 June 2003**	At 31 December 2002	At 30 June 2002
South Africa	**776**	682	574	**9,594**	9,419	9,089
Individual business	**476**	417	349	**5,881**	5,751	5,521
Group business	**300**	265	225	**3,713**	3,668	3,568
United States	**394**	341	283	**4,879**	4,712	4,484
UK & Rest of World	**64**	66	63	**797**	914	991
Value of in-force business	**1,234**	1,089	920	**15,270**	15,045	14,564

The encumbered and unencumbered capital for South Africa and United States is shown in the table below.

	£m			Rm		
	At 30 June 2003	At 31 December 2002	At 30 June 2002	**At 30 June 2003**	At 31 December 2002	At 30 June 2002
South Africa	**1,294**	1,139	1,037	**16,006**	15,739	16,433
Encumbered capital	**1,077**	1,008	831	**13,325**	13,925	13,170
Unencumbered capital	**217**	131	206	**2,681**	1,814	3,263
United States	**361**	355	244	**4,461**	4,904	3,863
Encumbered capital	**163**	155	123	**2,021**	2,144	1,949
Unencumbered capital	**198**	200	121	**2,440**	2,760	1,914

For South Africa the average unencumbered capital applicable was £159 million (R2,061 million) (December 2002: £160 million (R2,524 million); June 2002: £100 million (R1,589 million)). The average figures were used to determine the expected return on unencumbered capital.

7 SEGMENTAL ANALYSIS OF RESULTS

	£m				Rm			
	South Africa	United States	UK & Rest of World	Total	South Africa	United States	UK & Rest of World	Total
6 months to 30 June 2003								
New business contribution	35	28	1	64	459	357	16	832
Profits from existing business								
Expected return on in-force business	86	19	3	108	1,115	246	40	1,401
Expected return on encumbered capital	70	5	2	77	909	70	26	1,005
Experience variances	35	(2)	(3)	30	451	(21)	(40)	390
Operating assumption changes	(7)	–	(3)	(10)	(95)	–	(38)	(133)
Expected return on unencumbered capital	11	7	–	18	138	90	–	228
Life assurance adjusted operating profit before tax	230	57	–	287	2,977	742	4	3,723
Investment return variances								
On value of in-force	(18)	(4)	2	(20)	(232)	(52)	31	(253)
On capital	(147)	(13)	1	(159)	(1,902)	(171)	16	(2,057)
Effect of economic assumption changes	56	17	2	75	720	217	28	965
Effect of BoE Life	5	–	–	5	59	–	–	59
Effect of changes in and cost of solvency capital	(44)	–	–	(44)	(565)	–	–	(565)
Life assurance achieved profits before tax	82	57	5	144	1,057	736	79	1,872
Attributed tax	(67)	(17)	(3)	(87)	(867)	(221)	(39)	(1,127)
Life assurance achieved profits after tax	15	40	2	57	190	515	40	745

	£m				Rm			
	South Africa	United States	UK & Rest of World	Total	South Africa	United States	UK & Rest of World	Total
6 months to 30 June 2002								
New business contribution	40	44	2	86	648	711	26	1,385
Profits from existing business								
Expected return on in-force business	74	21	4	99	1,175	349	56	1,580
Expected return on encumbered capital	56	4	2	62	889	61	32	982
Experience variances	29	(3)	(4)	22	460	(50)	(63)	347
Operating assumption changes	–	7	(1)	6	–	106	(19)	87
Expected return on unencumbered capital	7	4	–	11	111	66	–	177
Life assurance adjusted operating profit before tax	206	77	3	286	3,283	1,243	32	4,558
Investment return variances								
On value of in-force	(39)	(27)	–	(66)	(601)	(431)	(6)	(1,038)
On capital	(73)	(4)	7	(70)	(1,159)	(63)	111	(1,111)
Effect of economic assumption changes	(13)	–	(1)	(14)	(217)	–	(13)	(230)
Life assurance achieved profits before tax	81	46	9	136	1,306	749	124	2,179
Attributed tax	(43)	(13)	–	(56)	(679)	(217)	–	(896)
Life assurance achieved profits after tax	38	33	9	80	627	532	124	1,283

7 SEGMENTAL ANALYSIS OF RESULTS continued

	£m				Rm			
	South Africa	United States	UK & Rest of World	Total	South Africa	United States	UK & Rest of World	Total
Year to 31 December 2002								
New business contribution	114	80	3	197	1,806	1,261	42	3,109
Profits from existing business								
Expected return on in-force business	150	35	6	191	2,367	561	100	3,028
Expected return on encumbered capital	113	6	4	123	1,778	98	63	1,939
Experience variances	36	–	(10)	26	569	(3)	(160)	406
Operating assumption changes	(17)	(9)	2	(24)	(268)	(141)	28	(381)
Risk margin changes	–	18	–	18	–	284	–	284
Expected return on unencumbered capital	22	8	–	30	353	122	–	475
Life assurance adjusted operating profit before tax	418	138	5	561	6,605	2,182	73	8,860
Investment return variances								
On value of in-force	(87)	(25)	(2)	(114)	(1,381)	(396)	(23)	(1,800)
On capital	(250)	(4)	(14)	(268)	(3,950)	(60)	(221)	(4,231)
Effect of economic assumption changes	24	19	1	44	371	303	17	691
Life assurance achieved profits before tax	105	128	(10)	223	1,645	2,029	(154)	3,520
Attributed tax	(68)	(32)	–	(100)	(1,067)	(508)	–	(1,575)
Life assurance achieved profits after tax	37	96	(10)	123	578	1,521	(154)	1,945

Expected return on the unencumbered capital for South Africa and the United States is 13.4% p.a. (2002: 14% p.a.) and 7% p.a. (2002: 7% p.a.) respectively for 2003.

The BoE Life adjustment reflects the recognition of the initial value of in-force business since its acquisition.

The effect of changes in and cost of solvency capital for South Africa reflects changes in the amount of solvency capital required and in the mix of assets backing the solvency capital.

The difference between the total tax charge shown in the above segmental analysis, and the total tax charge shown in the profit and loss account in section 1, represents the tax charge on the non-life assurance businesses.

	£m			Rm		
	6 months to 30 June 2003	6 months to 30 June 2002	Year to 31 December 2002	**6 months to 30 June 2003**	6 months to 30 June 2002	Year to 31 December 2002
Tax on life assurance achieved profit						
South Africa – value of in-force	**56**	35	80	**723**	583	1,264
– capital	**11**	8	(12)	**144**	96	(197)
United States	**17**	13	32	**221**	217	508
UK & Rest of World	**3**	–	–	**39**	–	–
	87	56	100	**1,127**	896	1,575
Tax on other business	**40**	58	90	**523**	920	1,423
Tax on profit of ordinary activities	**127**	114	190	**1,650**	1,816	2,998

8 VALUE OF NEW BUSINESS

The tables below set out a geographical analysis of the value of new business (VNB) for the six months to 30 June 2003, six months to 30 June 2002 and the year to 31 December 2002. Annual Premium Equivalent (APE) is calculated as recurring premiums plus 10% of single premiums. New business profitability, as measured by the ratio of the VNB to the APE, is also shown under "margin" below.

The value of new business is shown on both the grossed up to the pre-tax level as well as the after tax level. The assumptions and tax rates used to calculate the value of new business are set out in section 9.

	Individual business	Group business	South Africa	United States	UK & Rest of World	Total
6 months to 30 June 2003						
£m						
Recurring premiums	**68**	**9**	**77**	**40**	**6**	**123**
Single premiums	**238**	**203**	**441**	**892**	**44**	**1,377**
Annual Premium Equivalent	**92**	**29**	**121**	**129**	**11**	**261**
Value of new business before tax	**22**	**13**	**35**	**20**	**1**	**56**
Value of new business after tax	**14**	**8**	**22**	**14**	**1**	**37**
Margin before tax	**24%**	**46%**	**29%**	**15%**	**12%**	**22%**
Margin after tax	**15%**	**28%**	**18%**	**11%**	**12%**	**14%**
Rm						
Recurring premiums	**888**	**117**	**1,005**	**513**	**81**	**1,599**
Single premiums	**3,084**	**2,626**	**5,710**	**11,547**	**569**	**17,826**
Annual Premium Equivalent	**1,196**	**380**	**1,576**	**1,668**	**138**	**3,382**
Value of new business before tax	**285**	**174**	**459**	**253**	**16**	**728**
Value of new business after tax	**177**	**108**	**285**	**177**	**16**	**478**
6 months to 30 June 2002						
£m						
Recurring premiums	52	10	62	21	5	88
Single premiums	285	119	404	1,535	60	1,999
Annual Premium Equivalent	80	22	102	175	11	288
Value of new business before tax	26	14	40	44	2	86
Value of new business after tax	16	9	25	31	2	58
Margin before tax	33%	65%	40%	26%	14%	30%
Margin after tax	21%	40%	25%	18%	14%	20%
Rm						
Recurring premiums	817	165	982	326	89	1,397
Single premiums	4,529	1,891	6,420	24,368	949	31,737
Annual Premium Equivalent	1,270	354	1,624	2,763	184	4,571
Value of new business before tax	419	229	648	711	26	1,385
Value of new business after tax	261	142	403	498	26	927

8 VALUE OF NEW BUSINESS continued

	Individual business	Group business	South Africa	United States	UK & Rest of World	Total
Year to 31 December 2002						
£m						
Recurring premiums	115	19	134	37	12	183
Single premiums	546	468	1,014	2,629	104	3,747
Annual Premium Equivalent	170	65	235	300	22	557
Value of new business before tax	53	61	114	80	3	197
Value of new business after tax	33	38	71	56	3	130
Margin before tax	31%	93%	49%	27%	12%	36%
Margin after tax	20%	58%	30%	19%	12%	23%
Rm						
Recurring premiums	1,808	296	2,104	586	186	2,876
Single premiums	8,624	7,385	16,009	41,500	1,641	59,150
Annual Premium Equivalent	2,670	1,035	3,705	4,736	350	8,791
Value of new business before tax	841	965	1,806	1,261	42	3,109
Value of new business after tax	524	600	1,124	883	42	2,049

The new business shown above for 30 June 2003 for the United States excludes the value of OMNIA Life (Bermuda) business that was acquired during 2003, and which is included within the value of new business shown in section 7. If the value of this business (£8 million; R104 million), together with the equivalent APE, had been included above, the before and after tax margins for the United States would have been 20% and 14% respectively.

The value of new individual unit trust and some group market-linked business written by the life companies is excluded, as the profits on this business arise in the asset management subsidiaries. It also excludes premium increases arising from indexation arrangements in respect of existing business, as these are already included in the value of in-force business. The premiums shown for the United States excludes reinsurance ceded externally.

A reconciliation of the new business premiums shown in the notes to the financial statements to those shown above, for the six months to 30 June 2003, is set out below.

	£m		Rm	
	Recurring premiums	**Single premiums**	**Recurring premiums**	**Single premiums**
6 months to 30 June 2003				
New business premiums in the notes to the financial statements	**125**	**1,529**	**1,617**	**19,785**
Less:				
United States reinsurance ceded externally	**(2)**	**–**	**(18)**	**–**
Group market-linked business not valued	**–**	**(109)**	**–**	**(1,399)**
Unit trust business not valued	**–**	**(43)**	**–**	**(560)**
New business premiums as per achieved profits supplementary statements	**123**	**1,377**	**1,599**	**17,826**

Achieved profits basis supplementary information continued

for the six months ended 30 June 2003

9 ASSUMPTIONS

The principal assumptions used in the calculation of the value of in-force business and the value of new business are set out below.

- The pre-tax investment and economic assumptions used for South African and United States businesses were as follows:

	30 June 2003	31 December 2002	30 June 2002
South Africa			
Fixed interest return	**9.4%**	11.0%	12.5%
Equity return	**11.4%**	13.0%	14.5%
Property return	**10.4%**	12.0%	13.5%
Inflation	**6.4%**	7.0%	8.5%
Risk discount rate	**11.9%**	13.5%	15.0%
United States			
Treasury yield	**3.6%**	4.0%	5.0%
Inflation	**3.0%**	3.0%	3.0%
New money yield assumed	**5.8%**	6.0%	6.7%
Net portfolio earned rate	**6.6%**	7.2%	7.1%
Risk discount rate	**7.6%**	8.0%	9.5%

- For the other operations, appropriate investment and economic assumptions were chosen on bases consistent with those adopted in South Africa. Where applicable, rates of future bonuses have been set at levels consistent with the investment return assumptions. Projected company taxation is based on the current tax basis that applies in each country.

- For the South African business full allowance has been made for STC that may be payable in South Africa. Full account has been taken of the impact of CGT in South Africa. It has been assumed that 10% of the equity portfolio (excluding group subsidiaries) will be traded each year. For the United States business full allowance has been made for existing tax attributes of the companies, including the use of existing carry forwards and preferred tax credit investments. Achieved profits results are initially calculated on an after tax basis and are then grossed up to the pre-tax level for presentation in the profit and loss account and the segmental analysis of results. The tax rates used were the effective corporation tax rates of 37.8% for South African business (December 2002 and June 2002: 37.8%), 30% for United States business (December 2002 and June 2002: 30%) and 0% for United Kingdom and Rest of World (December 2002 and June 2002: 0%) except for the investment return on capital for which the attributed tax was derived from the primary accounts.

- The assumed future mortality, morbidity and voluntary discontinuance rates have been based as far as possible on analyses of recent operating experience. Allowance has been made where appropriate for the effect of expected AIDS-related claims.

- The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. The future expenses attributable to life insurance business do not include Group holding company expenses.

- No allowance has been made for future development costs.

- Future investment expenses were based on the current scales of fees payable by the life insurance companies to the asset management subsidiaries. To the extent that these fees include profit margins for the asset management subsidiaries, these margins have not been included in the value of in-force business or the value of new business.

- The effect of increases in premiums over the period for policies in-force has been included in the value of in-force business only where such increases are associated with indexation arrangements. Other increases in premiums of existing policies are included in the value of new business.

- New schemes written on which recurring single premiums are expected to be received on a regular basis are treated as new business. The annualised premium is recognised as recurring premium new business at inception of the scheme and is determined by annualising the actual premiums received during the year in question. Subsequent recurring single premiums received in future years are not treated as new business, as these have already been provided for in calculating the value of in-force business.

9 ASSUMPTIONS continued

Conversions between Rand, US Dollar and Sterling were carried out at the following exchange rates:

	Rand per Sterling	US$ per Sterling	Rand per US$
At 30 June 2003	12.3692	1.6528	7.4838
At 31 December 2002	13.8141	1.6105	8.5775
At 30 June 2002	15.8451	1.5279	10.3702
6 months to 30 June 2003 (average)	12.9459	1.6110	8.0361
Year to 31 December 2002 (average)	15.7878	1.5030	10.5042
6 months to 30 June 2002 (average)	15.8800	1.4445	10.9926

10 ALTERNATIVE ASSUMPTIONS

The tables below for South Africa and the United States show the sensitivity of the value of in-force at 30 June 2003 and the value of new business for the six months to 30 June 2003 to changes in the central discount rate. In determining the values at different central discount rates, all other assumptions have been left unchanged. The value of new business is shown before tax.

The sensitivity of the adjustment for discounting CGT, which is included in the shareholders' adjusted net worth, to changes in the central discount rate is not material and is not included in the table below.

	£m		Rm	
	Value of in-force business at 30 June 2003	**Value of new business at 30 June 2003**	**Value of in-force business at 30 June 2003**	**Value of new business at 30 June 2003**
South Africa				
Central assumptions	776	35	9,594	459
Value before cost of solvency capital	891	40	11,022	517
Cost of solvency capital	(115)	(5)	(1,428)	(58)
Effect of:				
Central discount rate +1%	679	30	8,404	386
Value before cost of solvency capital	841	36	10,397	466
Cost of solvency capital	(162)	(6)	(1,993)	(80)
Central discount rate – 1%	886	42	10,963	545
Value before cost of solvency capital	948	45	11,731	577
Cost of solvency capital	(62)	(3)	(768)	(32)
United States				
Central assumptions	394	20	4,879	253
Value before cost of solvency capital	421	23	5,208	295
Cost of solvency capital	(27)	(3)	(329)	(42)
Effect of:				
Central discount rate +1%	367	18	4,537	228
Value before cost of solvency capital	399	22	4,933	280
Cost of solvency capital	(32)	(4)	(396)	(52)
Central discount rate – 1%	422	22	5,221	285
Value before cost of solvency capital	443	24	5,481	311
Cost of solvency capital	(21)	(2)	(260)	(26)

Notes

Information on Old Mutual plc

The Old Mutual website www.oldmutual.com contains comprehensive information on the company and an archive of past documents. These include press releases, company presentations, company descriptions, biographies, and webcasts. These documents can be viewed, printed, or downloaded.

Shareholders will, in addition, find on the website daily share price quotations from the London Stock Exchange (LSE: OML.L) and the Johannesburg Securities Exchange (JSE: OML.SJ).

Further information on the Old Mutual plc Group is available from the following addresses:

Investor Relations Department
Old Mutual plc
5th Floor Old Mutual Place
2 Lambeth Hill
London EC4V 4GG
United Kingdom

Tel: +44 20 7569 0100
Email: info@oldmutual.com

Investor Relations Department
Old Mutual plc
2nd Floor, Building C
93 Grayston Drive
Sandton 2196
South Africa

Tel: +27 11 217 1605

Old Mutual plc
Registered in England and Wales No. 3591559 and as an external company in each of South Africa (No. 1999/004855/10), Malawi (No. 5282), Namibia (No. F/3591559) and Zimbabwe (No. E1/99).

Registered Office
3rd Floor
Lansdowne House
57 Berkeley Square
London W1J 6ER

Website: www.oldmutual.com

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